FIFTH THIRD BANCORP HAS CLAIMED

CONFIDENTIAL TREATMENT OF PORTIONS OF

EXHIBIT A AND EXHIBITS A-1 TO A-4, A-7 TO

A-11, A-13 TO A-18 AND A-21 TO A-31 OF THIS

LETTER IN ACCORDANCE WITH 17 C.F.R.

§200.83. ASTERISKS DENOTE SUCH OMISSIONS.

January 9, 2007

VIA EDGAR

Mr. Don Walker

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mail Stop 4561

Re:	Fifth Third Bancorp

Form 10-Q for Quarterly Period Ended September 30, 2006

File No. 000-08076

Dear Mr. Walker:

We are writing in response to your letter dated December 18, 2006 related to the Form 10-Q for the Quarterly Period Ended September 30, 2006 (the “Form 10-Q” or the “filing”) of Fifth Third Bancorp (“Fifth Third,” the “Registrant” or the “Bancorp”). In accordance with your request, we have responded to each of the comments included in your letter. Our responses to each of the items noted in your letter are detailed below.

Additionally, the Registrant acknowledges that:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We note for the information of the staff that concurrent with the submission to you of this letter, confidential treatment of portions of Exhibit A and Exhibits A-1 to A-4, A-7 to A-11, A-13 to A-18 and A-21 to A-31 to this response letter are being requested under the Commission’s rules pursuant to the accompanying confidential treatment request. Accordingly, this response letter is being filed by hand and not via EDGAR. A redacted copy has been filed via EDGAR.

Form 10-Q for the Quarterly Period Ended September 30, 2006

1.	Please provide us a timeline of the facts and circumstances related to your decision to sell approximately $11.5 billion of your available-for-sale securities. Please include all important meetings and explain the actions taken during the decision making process. Please provide us the applicable presentations and minutes of all applicable board of directors meetings, asset and liability committee meetings and any other pertinent meetings in which the decision to sell the securities was discussed.

Attached as Exhibit A is the requested timeline.

The decision to sell approximately $11.5 billion of available-for-sale securities was taken by the Fifth Third Board of Directors at a special meeting on November 20, 2006 upon the recommendation of the Executive Asset Liability Committee (“Executive ALCO”) reached at a meeting on November 17, 2006. Under Fifth Third’s Corporate Governance Guidelines adopted on March 18, 2003 (Exhibit B), the approval of any disposition involving consideration in excess of $1.0 billion may not be delegated by the Board of Directors and must be addressed by the full Board. The recommendation of the Executive ALCO was the culmination of multiple scenario analyses performed by both internal and external resources. As set forth in Exhibits A-1 to A-32 to the timeline, the recommendation and decision were made after a review of a number of relevant factors including:

•	The overall liquidity and collateral position of Fifth Third; and

•	An evaluation of overall risk exposures (interest rates, credit spreads and volatility) to determine the appropriate balance sheet structure for the Bancorp’s interest rate risk profile including:

•	Fixed-rate assets, derivatives and wholesale borrowings;

•	Changes in the market and economic cycle; and

•	Duration of the portfolio.

2.	Please tell us in detail how you considered whether you were required to record an other than temporary impairment charge related to available-for-sale securities in an unrealized loss position as of September 30, 2006. Specifically tell us the basis for your conclusion that you had the intent and ability to hold these securities to the earlier of the recovery of the losses or maturity.

In assessing whether an other-than-temporary impairment charge is necessary, Fifth Third reviews its investments in an unrealized loss position to assess whether the impairment is other than temporary. The assessment focuses on multiple data evaluation points. Among these data points are:

•	Severity of the Impairment. To evaluate the severity of the impairment, Fifth Third assesses (a) the extent to which fair value is below cost and (b) the nature of the event (or events) that gave rise to any decrease in value.

•	Duration of the Impairment. Fifth Third assesses the length of time that a security has been impaired to conclude whether an impairment is other than temporary.

•	Forecasted Recovery of Fair Value. Fifth Third performs an evidence-based assessment concerning the forecasted recovery of fair value. The evidence-based assessment takes into account all reasonably available relevant information, including:

•	The current fair value of the investment;

•	The regulatory, economic, and technological environment of the security issuer;

•	The general market condition of the geographic area and the industry in which the security issuer operates; and

•	Forecasts about the security issuer's financial performance and near-term prospects, such as earnings trends, dividend payments, asset quality, and analysts' or industry specialists' forecasts.

•	Intent and Ability. Fifth Third considers its on-going liquidity management process to assess its intent and ability to hold an investment for a period of time sufficient for a forecasted recovery of fair value, including up to the forecasted recovery or maturity of the investment.

Ability to Hold

At September 30, 2006, the market value of the available-for-sale securities portfolio was 97% of the amortized cost. Additionally, 98% of the unrealized losses in the available-for-sale securities portfolio related to securities issued by U.S. Treasury and Government agencies, states and political subdivisions, agency mortgage-backed securities and debt securities with a credit rating of AAA. Therefore, Fifth Third believes the price movements in these securities were the result of movements in market interest rates rather than credit quality.

As part of Fifth Third’s ongoing liquidity risk management process, Management assesses its ability to provide adequate funds to meet changes in loans and lease demand or unexpected deposit withdrawals. Although the available-for-sale securities portfolio provides the primary source of asset-driven liquidity, Fifth Third had sufficient alternative sources of both asset- and liability-driven liquidity to enable it to hold the securities to forecasted recovery or maturity. These other sources of liquidity included the potential sale or securitization of loans and leases, loan repayments, wholesale borrowings and deposits and, as of September 30, 2006, $1.5 billion of debt or other securities available for issuance under a shelf registration and $14.6 billion of debt securities pursuant to its bank note program. These sources, in addition to Fifth Third’s 9.33% average equity capital base for the quarter ended September 30, 2006, provided a stable funding base.

Intent to Hold

The Registrant’s Treasury Department and Executive ALCO continuously review the Bancorp’s overall balance sheet composition. During the third quarter of 2006, several possible scenarios were reviewed, including:

•	Allowing cash flows from maturities and other principal payments of the securities portfolio to reduce the overall size of the portfolio over time;

•	Selling certain available-for-sale securities;

•	Seeking to manage interest rate risk through derivatives rather than through the securities portfolio;

•	Considering the sale of certain other fixed-rate assets to manage interest rate risk; and

•	Combinations of any of the above.

At September 30, 2006, Management had not made a recommendation to the Board to sell the securities, and the Board had not reached a decision to sell the securities. Accordingly, at that date the Company had not formed an intent to sell the securities. Rather, as discussed below, that intent was not formed until the Board meeting seven weeks later on November 20, 2006.

3.	Please tell us why you did not disclose any information regarding the sale of your available-for-sale securities in your Form 10-Q filed on November 2, 2006.

In the third quarter 2006 Form 10-Q, Fifth Third discussed the available-for-sale securities on page 6 under “Valuation of Securities” and on page 21 under “Investment Securities”. It disclosed that on an amortized cost basis, period-end available-for-sale securities decreased $2.4 billion from December 31, 2005 to September 30, 2006 and that the net unrealized loss on the available-for-sale securities portfolio had decreased from $1.0 billion at June 30, 2006 to $589 million at September 30, 2006. In addition, in the “Liquidity Risk Management” section on page 32, Fifth Third states that the primary source of asset-driven liquidity is provided by debt securities in the available-for-sale portfolio.

On September 12, 2006, at the Lehman Brothers Conference (see Exhibits A-5 and A-6), the Chief Financial Officer, in his presentation, referred to the fact that he had a lot of questions about the bond portfolio and whether or not Fifth Third was looking to take any actions with regard to its balance sheet. He said that the Bancorp will not “make any decision until late in the fourth quarter if not early next year”. He also stated that, “There seems to be a very wide divergence on what rates will look like next year and until that gets a little bit more clear we probably won’t make a decision what if anything we are going to do with the bond portfolio.” Notice of this conference was publicly announced by a press release issued on September 7, 2006 and the audio replay of the conference was posted on the Fifth Third website for ten days following the conference.

On October 19, 2006, in Fifth Third’s Third Quarter Earnings Call (see Exhibit A-12), the Chief Financial Officer said that, as to the portfolio, Fifth Third is continuing to evaluate alternatives as part of the balance sheet management process, that it is analyzing several scenarios to determine the amount of securities needed to manage the interest rate exposure and ensure liquidity and that the review is expected to be completed in the fourth quarter. In response to a question, he said Fifth Third was working diligently to finalize some recommendation with respect to its balance sheet and capital structure and that might be nothing but “we’ll know a little more on that in a couple of months”. Notice of the earnings call was publicly announced by a press release issued on September 20, 2006, and an audio replay of the earnings call was posted on the Fifth Third website for seven days after October 19, 2006.

On October 25, 2006, the Chief Financial Officer presented to the Executive Committee of the Board of Directors (“Executive Committee”) a scenario that included the potential sale of approximately $10 billion of available-for-sale securities. The Executive Committee asked Management to continue to evaluate this scenario and other alternatives and present the full Board with a final plan and recommendation.

At November 2, 2006, the matter was still under study, Management had not finalized a recommendation to make to the Board and the Board had not approved any actions with regard to the sale of securities. Consequently, no decision had been reached, and Management affirmed its intent to hold its available-for-sale securities until forecasted recovery or maturity.

On November 3, 2006, at the BancAnalysts of Boston Conference (see Exhibits A-19 and A-20), the Chief Financial Officer, in his presentation, stated that the analysis that Fifth Third has completed to date indicated the size of its bond portfolio should be 10-20% of earning assets to meet its liquidity and risk management needs compared to the current level of approximately 22%. He continued by saying, “The question that we’re grappling with and that we want to answer very quickly is whether or not we stick to the disciplined approach we’ve had over the past two years, which is allowing the portfolio to run down naturally and not reinvesting cash flows.” He concluded by saying, “We expect to make a decision in the next 30 to 45 days and as soon as we do, we will come out and talk to you about it.” Notice of this conference was publicly announced by a press release issued on October 27, 2006 and the audio replay of the conference was posted on the Fifth Third website for fourteen days following the conference.

Fifth Third had publicly noted that it was reviewing its balance sheet but that it was too early to know what, if anything, it would do. Given these prior disclosures, the state of the study and the inability to give specific information, Fifth Third believed the disclosures were adequate.

4.	Please tell us the significant events that occurred subsequent to November 2, 2006 which changed your intentions to hold the available-for-sale securities in an unrealized loss position to the earlier of recovery of losses or maturity.

Subsequent to November 2, 2006, Management responded to the request of the Executive Committee by continuing to evaluate multiple balance sheet scenarios based upon possible changes in interest rates and based on loan and deposit growth trends. At the November 9, 2006 Executive ALCO meeting, the Committee reviewed five investment banks’ interest rate forecasts for Fed Funds for 2007 and noted no consensus as forecasts varied from a decrease of 125 basis points to an increase of 75 basis points. During the weeks of November 6 and November 13, 2006, the Treasury Department of Fifth Third analyzed and prepared recommended actions to present to the Executive ALCO comprised of members of the executive management team, the treasury department and risk management department. On November 17, 2006, the Chief Financial Officer and Treasurer presented to Fifth Third’s Executive ALCO their recommended balance sheet strategy, which included selling $11.5 billion of available-for-sale securities. This strategy included balance sheet actions to:

•	Improve the asset/liability profile of Fifth Third;

•	Reduce the size of the available-for-sale securities portfolio to a size that was more consistent with Fifth Third’s future liquidity, collateral and interest rate risk management requirements;

•	Improve the composition of the balance sheet with a lower concentration in fixed-rate assets;

•	Reduce wholesale borrowings to reduce leverage; and

•	Improve Fifth Third’s position for an uncertain interest rate environment.

After the review of the proposed balance sheet strategy, Executive ALCO recommended that the balance sheet actions be presented to the Board of Directors on November 20, 2006 for Board approval. On November 20, 2006, the Board of Directors approved the recommended balance sheet actions, including the sale of the securities. Upon approval of the Board of Directors, Fifth Third changed its intent to hold these securities until recovery or maturity. Accordingly, Fifth Third promptly filed an 8-K on November 20, 2006, following the Board of Directors meeting, announcing the balance sheet actions, Fifth Third’s reasons for the balance sheet actions, and the estimated net loss anticipated to be realized from these actions.

If you should have any additional questions or require any further information, please do not hesitate to call me at (513) 534-7996 or David DeBrunner, Senior Vice President and Controller, at (513) 534-6828.

Sincerely,

/s/ Christopher G. Marshall

Christopher G. Marshall

Executive Vice President and Chief Financial Officer

Enclosures: Exhibits A and B

cc (with Enclosures):

Deloitte & Touche LLP

Sullivan & Cromwell LLP

EXHIBIT A

[*CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

September 12, 2006 – Lehman Brothers Financial Services Conference

Chris Marshall (Executive Vice President and Chief Financial Officer) and Jeff Richardson (Senior Vice President of Investor Relations) make a presentation at the Lehman Brothers Financial Services Conference on Fifth Third’s historical and current business performance, expectations for third quarter results, and areas that Fifth Third was planning to review. At page 13 of the presentation, Mr. Marshall noted that a balance sheet rationalization was one of the open issues that Fifth Third planned to review. Earlier in his presentation, Mr. Marshall had noted that he wanted to touch on some of the issues that the Company was reviewing and that no decisions had been made to date with regard to those issues. Notice of this conference was made public by a press release issued on September 7, 2006. Fifth Third filed a Form 8-K on September 12, 2006 that disclosed that Fifth Third would be making a presentation at the conference and it included a copy of the presentation. The audio portion of the conference was carried live on the Fifth Third website and a replay was available for ten days following the conference.

EXHIBIT A-5 – Presentation

EXHIBIT A-6 – Transcript

[*CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

October 19, 2006 – Third Quarter 2006 Earnings Release

During Fifth Third’s Third Quarter Earnings Call, Chris Marshall said that, as to the portfolio, Fifth Third is continuing to evaluate alternatives as part of the balance sheet management process, that it is analyzing several scenarios to determine the amount of securities needed to manage the interest rate exposure and ensure liquidity and that the review is expected to be completed in the fourth quarter. In response to a question, he said Fifth Third was working diligently to finalize some recommendation with respect to its balance sheet and capital structure and that might be nothing but “we’ll know a little more on that in a couple of months.”

EXHIBIT A-12 – Conference Call transcript, pages 3, 8-10.

[*CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

November 2, 2006 – 3rd Quarter 2006 Form 10-Q is filed with the SEC.

[*CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

November 3, 2006 – BancAnalysts of Boston Conference

Kevin Kabat (President) and Chris Marshall make a presentation on Fifth Third’s historical and current business performance, the Company’s operating model, and areas that the Company was focusing on including deposit gathering, credit, and balance sheet composition. Page 13 of the presentation included Balance Sheet Rationalization as an open issue being reviewed by management. Consistent with prior disclosures made by the Company, it was noted that the size of bond portfolio should more likely be in the 10-20% range of earning assets versus the current 22% level. Notice of the presentation was disclosed to the public on October 27, 2006 in a press release. Fifth Third filed a Form 8-K on November 3, 2006 that included a copy of the presentation to be given at the conference. The audio portion of the conference was carried live on the Fifth Third website and a replay was available for fourteen days following the conference.

EXHIBIT A-19 – Presentation

EXHIBIT A-20 – Transcript

[*CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

November 20, 2006 – Fifth Third files Form 8-K

Fifth Third files a Form 8-K to disclose its intent to sell $11.5 billion of its available-for-sale portfolio.

EXHIBIT A-32 – Form 8-K filed on November 20, 2006

Lehman Brothers Financial Services Conference September 12, 2006 Christopher G. Marshall Chief Financial Officer EXHIBIT A-5

Lehman Brothers Financial Services Conference, September 2006 2 Agenda Historical context 2006 trends Open issues and decisions

Lehman Brothers Financial Services Conference, September 2006 3
1990 2006 CAGR
Assets $8 billion $106 billion 18%
Net income $120 million $1.5 billion* 18%
Earnings per share $0.41 $2.68* 13%
Market cap $1.3 billion $22 billion
#
20%
Branches 214 1,138 11%
ATMs 262     2,034 14%
Rank, U.S. # 50 - 60 # 11
* 1H06 annualized; diluted earnings per share as originally reported (split-adjusted).
# as of 9/07/06.
Historical context: extraordinary growth

Lehman Brothers Financial Services Conference, September 2006 4
2002
Stock price $68.95
Market cap $40B
ROE 18.4%
NIM 3.96%
Efficiency ratio 47.5%
2006
Stock price $38.80*
Market cap $22B*
ROE 16.0%
NIM 3.01%
Efficiency ratio 55.3%
Three year performance: challenging
* as of 9/07/06.

Lehman Brothers Financial Services Conference, September 2006 5
0
5
10
15
20
25
30
2002 2003 2004 2005 2Q06
0
100
200
300
400
500
600
Avg. Securities   Yield   Wholesale borrowings*
Margin pressure primarily related to fixed rate securities
funded with floating rate liabilities
Average Securities and Spread
* Interest bearing liabilities excluding core deposits.
Recent performance: securities portfolio
Net Interest Margin
3.96
3.62
3.48
3.23
3.01
2002 2003 2004 2005 2Q06

Lehman Brothers Financial Services Conference, September 2006 6
Strong core business results
(YTD 2006 vs. YTD 2005)
Source: SNL Financial.
*Median of top 20 banks (excluding trust banks, C, JPM);
median net income of six processing companies (FDC, ADS, FISV, GPN, TSS, FIS).
Fifth Third Industry*
Loan growth 10% 9%
Core deposit growth 7% 7%
Processing fee growth 15% 8%
Credit card loan growth 19% 3%
Mortgage banking fees 1% 3%
Net interest income -5% 6%

Lehman Brothers Financial Services Conference, September 2006 7
Strong core business results
(Q2 2006 vs. Q2 2005)
-31%
5%
17%
29%
56%
-13%
6%
11%
12%
29%
Net Income Growth
Revenue Growth
Investment Advisors
Processing Solutions
Branch Banking
Commercial Banking
Consumer Lending
Source: Second quarter 2006 10-Q.

Lehman Brothers Financial Services Conference, September 2006 8
New Locations Within 5/3 Footprint 6/04 – 6/05
(deposits in millions) Avg.
Total Deposits/
Holding Company Deposits Locations Branch
Bank of America 588.7 33 16.9
Fifth Third 1062.4 65 16.3
TCF Financial 163.4 11 14.9
Independent Bank 145.8 10 14.6
Royal Bank of Canada 120.9 10 12.1
National City 268.1 24 11.2
Flagstar 254.3 23 11.1
AmSouth 153.6 14 11.0
Wachovia 258.8 26 10.0
SunTrust 234.0 27 8.7
Lasalle Bank 110.7 13 8.5
Regions Financial 96.2 12 8.0
JPMorgan Chase 370.7 63 5.9
KeyCorp 77.3 14 5.5
Royal Bank of Scotland 500.5 91 5.5
First Horizon Mutual 47.5 10 4.7
Washington Mutual 282.1 88 3.2
U.S. Bancorp 32.0 12 2.7
Strong deposit growth performance
Fifth Third’s deposit growth has
outpaced key peers in markets
where we compete
Deposit market share growth
has exceeded peer share growth
in 65% of counties
Deposits per/branch growth
has
exceeded peer growth in 66%
of counties
Fifth Third has also significantly out-
performed key competitors in denovo
results within its existing markets
2005 Growth 2005 Growth
# of Market Share Deposits/Branch
Peer Counties % Won % Won
National City 102 59% 62%
US Bancorp 66 63% 65%
KeyCorp 46 67% 61%
Regions Financial # 29 28% 70%
Comerica 20 80% 70%
BB&T 22 95% 82%
SunTrust 18 78% 78%
PNC 14 64% 64%
Weighted Avg.* 65% 66%
Source: SNL Financial, from FDIC data.
* Percentage won times number of Fifth Third and competitor branches.
# Regions includes effect of addition to market share of Union Planters branches.

Lehman Brothers Financial Services Conference, September 2006 9
2.90
KEY USB RF NCC PNC CMA STI BBT FITB
4.00
USB PNC STI CMA BBT FITB KEY NCC MI
Deposit rates by product above peers…
Source: Company reports, if disclosed.
2.39
USB PNC STI BBT RF FITB
Q206 Interest Checking Rates Q206 Savings Rates
USB RF STI NCC KEY CMA PNC FITB
Q206 MMDA Rates Q206 Retail CD Rates
AVG.
AVG.
AVG.
AVG.
1.63
1.02
2.83
3.97
4.01

Lehman Brothers Financial Services Conference, September 2006 10
Weighted interest-bearing core
deposit rates in line with peers
— due to higher proportion of
5/3rd balances in lower cost transaction
accounts (vs. CDs)
…but in line overall given low-cost emphasis
3.08
USB STI RF PNC CMA BBT KEY FITB NCC MI
Q206 Core Deposit Rates
AVG.
Source: Company reports, if disclosed.
2.88

Lehman Brothers Financial Services Conference, September 2006 11
Tough decisions
* Earnings effect vs. 1Q04 annualized; securities above 17.5% of earning assets, at spread calculated as average securities yield less weighted average wholesale borrowing cost.
#
Actual expense base vs. expenses if grown at 5% inflation rate.
Est. Annual
Total EPS Impact
Securities repositioning $32B > $21B
2004 restructuring (6.5B)
2005-06 securities run-off/sales (4.5B)
Lost spread on excess securities - net* ($0.45 - 0.50)
IT/Risk/Audit investments
#
($0.10 - 0.15)
Denovo investments
initial first year dilution (per 50 branches) ($0.02-0.03)
Senior management changes

Lehman Brothers Financial Services Conference, September 2006 12
Mid-quarter update — expectations
Core results slightly lower than 2Q06
Solid noninterest income, expense trends,
mitigated by higher  charge-offs
Net interest income expected to be relatively
flat; NIM down 3-5 bps
Loan growth in mid-high single digits vs. 3Q05
Deposit growth in mid-single digits vs. 3Q05
Charge-offs return to more normal mid-40s bps
range

Lehman Brothers Financial Services Conference, September 2006 13
Balance sheet
rationalization
Mortgage/home equity
Indirect auto
Denovos
Credit cards
Open issues and decisions
Conservative, “vanilla” capital structure
“Underwater” securities, liability sensitivity
Share repurchases
Alternative financing structures to permit
more consistent activity and profitability
Broaden product mix
Review LTV parameters
Portfolio unrepresentative of market
position — strategic plan for growth
How many; where

Lehman Brothers Financial Services Conference, September 2006 14
Fifth Third: Moving forward
Achieving the proper balance between growth
and profitability
Capitalizing on our strengths and developing
plans to address areas of weakness
Communicating clearly with our investors
Delivering on our promises and returning to
above-par performance and shareholder return

Lehman Brothers Financial Services Conference, September 2006 15
Cautionary statement
This presentation may contain forward-looking statements about Fifth Third Bancorp and/or the company as combined with acquired entities within the meaning of Sections 27A of the Securities Act of 1933, as amended, and Rule 175 promulgated thereunder, and 21E of the
Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, that involve inherent risks and uncertainties. This presentation may contain certain forward-looking statements with respect to the financial condition, results of operations, plans, objectives, future performance and business of Fifth Third Bancorp and/or the combined company including statements preceded by, followed by or that include the words or phrases such as "believes," "expects," "anticipates," "plans," "trend," "objective," "continue," "remain" or similar expressions or future or conditional verbs such as "will," "would," "should," "could," "might," "can," "may" or similar expressions. There are a number of important factors that could cause future results to differ materially from historical performance and these forward-looking statements. Factors that might cause such a difference include, but are not limited to: (1) competitive pressures among depository institutions increase significantly; (2) changes in the interest rate environment reduce interest margins; (3) prepayment speeds, loan origination and sale volumes, charge-offs and loan loss provisions; (4) general economic conditions, either national or in the states in which Fifth Third and/or combined entities do business, are less favorable than expected; (5) political developments, wars or other hostilities may disrupt or increase volatility in securities markets or other economic conditions; (6) changes and trends in the securities markets; (7) legislative or regulatory changes or actions, or significant litigation, adversely affect Fifth Third and/or acquired entities or the businesses in which Fifth Third and/or combined entities are engaged; (8) difficulties in combining the operations of acquired entities and (9) the impact of reputational risk created by the developments discussed above on such matters as business generation and retention, funding and liquidity. We undertake no obligation to release revisions to these forward-looking statements or reflect events or circumstances after the date of this release. Further information on other factors which could affect the financial results of Fifth Third are included in Fifth Third's and/or the acquired entity's filings with the
Securities and Exchange Commission. These documents are available free of charge at the Commission's website at http://www.sec.gov and/or from Fifth Third.
The financial information for affiliate operating segments in this presentation is reported on the basis used internally by the Bancorp’s management to evaluate performance and allocate resources. Allocations have been consistently applied for all periods presented. The performance measurement of the operating segments is based on the management structure of the Bancorp and is not necessarily comparable with similar information for any other financial institution. The information presented is also not necessarily indicative of the segments’ financial condition and results of operations if they were independent entities.

EXHIBIT A-6

Fifth Third Bancorp	FITB	Lehman Brothers Financial Services Conference	Sep. 12, 2006
Company Δ	Ticker Δ	Event Type Δ	Date Δ

MANAGEMENT DISCUSSION SECTION

Jason Goldberg, Senior Research Analyst at Lehman Brothers

[Starts Abruptly]

Prior to that, I mean, he held several positions at Bank of America in global consumer and small business arena and also with us is Jeff Richardson, who joined the bank this month just a couple of weeks is the new director of investor relations. And with that let me turn it over to Chris.

Christopher G. Marshall, Executive Vice President and Chief Financial Officer

Can everyone hear me in the back of the room? Thanks for having me here today. I am really excited about having the opportunity to speak with you, as Jason just explained, I am new to Fifth Third. I’ve been with the bank for about four months. Jeff Richardson has been with the bank for about four days. So, I hope you will be kind to us.

The timing of today’s conference is a little awkward for us given my newness to Fifth Third, and on top of that we are right in our midst of our annual planning process and given the number of new people on our management team, this is really a critical planning process for us. So there is a limit to some of the things I can talk about today. On top of that we have fall in 8-K last night, that most of you probably saw, so I am going to try to make the best use of time today, but I am going to speak relatively briefly I thought I would talk a little bit about the historical context of Fifth Third and I’ll cover that pretty briefly, because I think most of you are familiar with the company and I don’t want to reiterate things you have already read about.

I do want to touch on it for just a minute or two to provide a little context and backdrop to some of the other comments I wanted to share with you. And I want to talk a little bit about the last three years, it’s been a tough time for Fifth Third and I want to talk to you about how we got in to this situation we’ve been in and more importantly what we have done about it. And I want to talk about some recent trends, I’ll touch on the 8-K for just second, Jeff is going to try to keep me, ask them what I can talk about, and what I can’t and then I want to wrap up by talking about some open issues that we are working our way through. I think we probably made a mistake in some of the wording in our 8-K by announcing that we were going to talk about some strategic issues or tactical issues and hopefully no one is expecting to make big news here today.

We haven’t made decisions on any other things, we are going to talk about this afternoon, but I thought it would be helpful to you to at least touch on the kinds of issues that we are dealing as a company. I will give you an idea on how we are dealing with them about the processes that we are going through. I can just give you a little bit of a flavor of the kinds of decisions we might make over the next few months.

So starting with the historical context. This is a look at Fifth Third over the last 16 years going back to the point in time when George Schaefer took over as CEO. In 1990, he took over the bank, when we had a $1 billion of assets and a market cap of about $1 billion. And over the next 16 years, he has grown the bank at a compound annual growth rate of 18 to 20%. We’ve got a lot of measures up here, I could put a lot more up but suffice to say I think that by virtually any measure, if you look at Fifth Third over the long-term, you’d have to conclude that they have been a very uniquely successful bank. And these rough results conclude the past three years, which have been very difficult for Fifth Third, as you all know, if you focus in on the last three years by virtually any measure, you’d have to say that the results have been poor. And if you want to really focus on how

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Fifth Third Bancorp	FITB	Lehman Brothers Financial Services Conference	Sep. 12, 2006
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these circumstances came about that led to these results, you’ve got to look back into 2003, when the company ran into some regulatory problems for the very first time.

Now up to that point, the Company had grown very significantly through a combination of acquisitions, a very, very strong sales culture and very rigorous expense control. And then we ran into a point, where you might have expected the company eventually to hit, where we really began to experience the reality of a very small entrepreneurial company growing by leaps and bounce but not taking the time to invest in the infrastructure, the management processes and sometimes the people necessary to run a $100 billion bank.

The regulators step in and they forced us to do a number of things. The first of which was really to focus on our infrastructure. And so over the last three years the Company has made some very disciplined investments in the areas like IT, areas like risk, I mean, three years ago, we virtually did not have a risk management department, and in areas like audit. Today those investments while they cost us about a $100 million a year more than we’ve spent in the past, they are just now beginning to pay-off in terms of having a more sophisticated risk management functions, some of the flexibility in our IT tools. And really, they are starting to provide us with the kind of flexibility and vigor that’s necessary for the bank to move into its next growth phase.

The second thing that resulted from our regulatory agreement was particularly important for a company that had grown up almost entirely through acquisitions and that was that we were prohibited from buying any other banks until we fixed our control processes. What happened as a result of that was pretty obvious in hindsight in order to make up for the earnings accretions that are come through acquisitions. The company began to expands its leverage and grow its bond portfolio and that all work for a short period of time and really created some headwinds that are only now beginning to dissipate.

If you look at this slide as just a snapshot of what the bond portfolio has looked like over the last five years, and you can see the significant growth from 2002 to 2003 and peaking in 2004 about 33% of our assets and that growth occurred just at the same time that our yield was beginning to decline as a result of the company harvesting a significant amount of securities gains, selling high coupon bonds and replacing with lower coupon bonds and at that very same time, rates were beginning to rise and so you got this convergence of events where we are expanding our leverage, the bond portfolio is growing, its growing almost exclusively through increased wholesale borrowings and you can see how quickly that declining yield and increase in wholesale borrowing cost began the conversion eventually cost over in the beginning of the year. If you look on the right side of the chart you see what the impact of that has being on our NIM, again peaking in 2002 starting to fall off in 2003 and then deteriorating consistently through 2006.

Now, if that was a whole story, this wouldn’t be a very compelling investment story, and what I really like you to do is just for a minute trying to look beyond the bond portfolio and focus on what the company has done in terms of it’s core business results. Over those last same three years as the bond portfolio has begun to work against us, if you look at our basic businesses whether in terms of loan growth, deposit growth, processing growth, credit card, debt card, all those businesses have performed very well, whether it’s in comparison to the industry as a whole, or actually if you look in comparison to those Midwest companies that we compete against directly, you would see that we held our own and in most cases outgrow in the industry and again in the Midwest really done a much better job than our competitors.

A mortgage business has been little bit more of a mixed bag. We’ve seen some decline year-over-year in some of our key products. Overall results have been slightly up. If you actually, if you look at what’s happened year-to-date in 2006 our originations have actually grown by about 7% year-to-date against an industry decline of about 12%. And I’ll talk a little bit more about the mortgage business in just a few minutes. And then obviously, net interest income declining as a result of the bond portfolio I just talked about.

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Fifth Third Bancorp	FITB	Lehman Brothers Financial Services Conference	Sep. 12, 2006
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If you look at our business results in terms of our segment reporting, again processing solutions whether its revenue growth and net income growth up significantly. Investment Advisors is doing a very good job during a difficult transition period. Branch Banking, that’s our retail business, Commercial Banking, everything’s done fairly well with the exception of our consumer lending business, its been driven by the results in mortgage and the run-off in our consumer operating leases that we’ve disclosed previously.

Now, because I’ve come from BoA, I’ve spent a lot of time there, focusing on deposit growth. It just natural that I spend a lot of time looking at our deposit businesses for the last four months, I want to just take a minute and dive a little bit deeper into that. I’ve got a lot of questions about Fifth Third’s deposit business. And what you see here on the left hand side of the chart, getting away for a minute from growth year-over-year, this is really a snapshot on how we do in terms of competing against our hind footprint competitors.

A lot of you know Fifth Third, know that we are often labeled as a company with a very, very strong sales culture and that’s largely attributed to our commercial business. I really view the company as not so much having a strong sales culture, its’ having a very strong competitive culture. And I think this is an indication that applies just as strongly into the consumer business as it does to our commercial business. Again, if you look to the left hand side of the chart, you see all of the competitors we go head to head with and individual markets.

Let me back up for a second. Starting with the first line which you see there is, how we compete against NatCity and the 102 counties that we compete against them in. And what you see is, open terms of market share and in terms of deposits per branch, how we did over the course of the year. Now this date is a little stale, it’s a 2005 data. We are beginning 2006 data in just a couple of months and this chart may come back to bite me, but I actually don’t think it will. I think you are going to see the same thing in 2006. What you see here is competitor-by-competitor, market-by-market, how we did. Now the first columns a list, what number of those markets we want in with wining being interpreted as a market where our market share grew faster than the competitor. So again, the first why I would say NatCity we compete against them in 102 counties. In 2005 our market share in those 102 counties outpaced theirs. Our deposit growth per branch outpaced theirs 62%, 38%.

I want you to see, if you look at the chart in total, is that we are winning market-by-market, competitor-by-competitor in about two-thirds the time. And that’s our legacy stores largely. If you look on the right hand side of the chart, you get an indication on how we are doing in our new stores. We have grown our franchise significantly through denovos over the last few years. Last three years our store count is up by a 194 stores, roughly 20% and that’s over and above the FNB acquisition. What you see here is a comparison of how we do in terms of growing deposits in our new stores, within a give year. This were average deposits per branch, per denovo branch per year and what you see is we are neck and neck with BoA who I think everyone knows does a pretty job of managing their denovo growth. I think you see a pretty steady decline between Fifth Third and BoA at the top of the list, and you run down all the other competitors and I haven’t taken the time to run an average here, but I think just by scanning the list you can see that BoA and Fifth Third are outgrowing the competitors through their denovos by about a 2 to 1 rate.

Now, a lot of people have looked at our deposit growth with some skepticism and have questioned whether or not we are getting it purely by paying up for deposits. And if you were just look at our advertised rate or reported rates by product category, they are easy to understand how you had reached that conclusion. This chart shows you what we pay on average by products category and its pretty clear that we have the highest rates per products in virtually every category except our time deposits.

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Fifth Third Bancorp	FITB	Lehman Brothers Financial Services Conference	Sep. 12, 2006
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Now this is, this was a core part of our great rates deposits strategy that we introduced two years ago. And again, if you look at the product-by-product, you may think we are paying up, paying too much for this deposits, but if you look at our, in the chart actually a little misleading, because if you look at our average core deposit rate weighted by product type you can see that while we pay more for product on average that strategy allows us to retain more customers in lower paying product types than our competitors. So while we have seen a shift just like the rest of the industry to higher paying products types we think that shift has been much lower than it would have otherwise been because of the introduction of our great rate strategy. So what you see here is our average rate by core deposits weighted by product type compared to the industry and we are slightly ahead of the industry by about 20 basis points, but if you look down the individual competitors and specifically the ones that we go head to head against most you can see that we are in line if not paying slightly below those competitors and again those are the competitors that we see directly in our mid-western footprint. Okay.

I talked a little bit about the last three years and characterized it as being a very tough time for Fifth Third and I think you all would agree with that, what I wanted to do is just take a step back for a minute and give you an idea of some of the tough decisions the company has had to deal with during that same three year tough period.

Starting with the securities portfolio and the repositioning we have done I think that I made it clear I believe the decision that was made in 2002 to grow the bond portfolio to the levels that reached in 2004 was the wrong decision. The company came to that conclusion at the end of 2004 and did a restructuring, but since that time it has remained very disciplined about allowing the bond portfolio to run off or gets to a more realistic size or a more responsible size that we have publicly said we want to between 15 and 20% of our asset – overall asset size.

It is important to know that that was a tough decision to make; it was the right decision to make and the company has been very disciplined about sticking to that decision and resisting the temptation to add back on as rates rose. What is really important as you step back and realize they have made a decision knowing that it was going to cost about 50 cents a share. Likewise, an IT risk and auditors is just some of the areas that the company has to invest in as a result of running into some of the regulatory issues that I talked about for 2003. They have been very sensible and disciplined at about investing in those areas, not just to fix the immediate issues that came up in 2003, but to makes sure we had the right infrastructure for the company going forward.

Well, those investments they were all the right ones to make but they cost us about 15 cents a share and the company is very disciplined about sticking with them even though we’ve had very tough times over the last three-years. Same thing can be said for denovos, they made a point that were very good and managing our denovos they are obviously paying off for us in the long run, albeit that’s a tough decision to make because each year as we plan our – as we put together our profit plan we are doing it knowing that their first year those denovos are going to cost us money. Two, three, four cents a share depending on how many rebuild and yet you can count on us continuing to build them if not build them at a more rapid rate.

And then the last tough decision I just spend a minute on, which probably the toughest one and it was I know a tough decision for George to reach after 16 years or maybe I should say 13 years of very impressive growth to realize that the team, the management team that have got in from an $8 billion bank to $100 billion bank was not the right team to take the company into the next phase. And so what you see as you look across the management team is virtually every person because he is new to the bank or new in their role.

Okay. I am going to talk about the 8-K for just a second and just to make sure I don’t run a fall of other things that Jeff had asked me to speak to. I am actually going to refer to my notes or refer specifically the notes that he asked me to stick to. As you know we filed the 8-K last night, we got a lot of phone calls last night. Lot of questions and some of them I can answer and some of them I can’t.

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Fifth Third Bancorp	FITB	Lehman Brothers Financial Services Conference	Sep. 12, 2006
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Basically, results look like they are going to shape up to be slightly below second quarter and that that slight deterioration comes in a number of different areas. First of all, fee income and expense trends are largely in line with what we expected at the conclusion of the second quarter and in line with the guidance we gave you at that time. We do expect a bit of net securities gains and those are really going to come from the sale of some equity securities and they are mostly going to be offset by some losses in debt securities and we mentioned a debt prepayment charge.

And we are going to have slightly higher charge offs. We think charge offs are going to return to a more normalized 40ish basis point level. We think, we are going to see that increase be most concentrated in consumer and retail book, now we mid way through the quarter and those numbers are moving around a little bit but right now that’s where I think we are going to see it and if anything we had a lot of questions or what is leading to that and there is not anyone thing. There is not any lumpiness or concentration I think, if there is anything we just see a general increase in the level of stress on our consumer bars.

Our loan growth remain solid, as does our expense management. We continue to see some migration as I just mentioned into higher yielding, deposit products but nothing that should surprise anyone in the audience. Now with that I’m going to stop there on the 8-K and let it speak for itself. I will take some questions in just a second and if there are any that Jeff or I can answer we will.

I want just to move on for just a second. We’ve got two more charts I want to talk to. One is – this chart is kind of tease up a couple of key issues that we’re dealing with. This is not an exhaustive list plan. If anything this is just the four-five issues that I had been asked the most about over the last four months and I thought a while we are in the midst of the planning process and we haven’t reached decisions on any of these issues. I give you a flavor for what we are thinking and how we are going about reaching decisions.

Starting with the balance sheet, I’ve got a lot of questions about the bond portfolio and whether or not we are looking to do a further restructuring if we are looking a change in our capital structure and those are issues we’re looking at. They are not decisions we’ve made. Most of you know we just hired a new treasurer, Mahesh Sankaran has joined us about 30 days ago and we spend a lot of time going through these issues, but we probably won’t make any decisions until late in the fourth quarter if not early next year. In general, I look at our capital structure is being very, very conservative if not denovo. I don’t know what if anything we look to change there but among other things we are looking at whether or not we ought to introduce some hybrids into the structure. That’s one of the things that we’ll look to have a near-term decision on, near-term being in the next few months. In terms of the bond portfolio I see the same thing everyone in the room sees and I walked into my job with the same job questions about whether further restructuring was warranted? We are going to look at that very, very carefully. The biggest question on my mind is where rates are going? It’s not clear to me and I am not sure it’s clear to anyone on the street right now. There seems to be a very wide divergence on what rates will look like next year and until that gets a little bit more clear we probably won’t make a decision what if anything we are gong to do with the bond portfolio?

Moving on to our indirect auto business, when I look at our balance sheet the one thing that stuck out to me is as far as it’s the size of our indirect auto loan portfolio is probably larger than it should be but it’s really the reflection of us having a single strategy in that business meaning we are in the auto business but we only right loans that we balance sheet. We don’t have any kind of securitization capability. We don’t really have a established process for doing whole loan sales and so it really hits us two ways. Our overall portfolio is probably larger than I would like it to be and we are also very limited in the business because if we don’t want our balance sheet, the loans we cant right them. So we are in and out of the business and that’s really not – I mean it’s not an optimum

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Fifth Third Bancorp	FITB	Lehman Brothers Financial Services Conference	Sep. 12, 2006
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way to run that kind of business where you got to be there in front of the customer every day. So whether or not we change the size of the loan portfolio is one question, whether or not we introduce some kind of securitization capability or we get to that objective through some other means is one of the things we are going to have to decide if we stay in this business.

So in the mortgage business and home equity business, we got a very, very narrow product mix. So what we are struggling with right now is what kind of products we ought to add. We haven’t made too many decisions there. You probably know we have recently hired a new consumer banking executive Winston Wilkinson, who joined us from Wachovia. Winston has got a very deep skill set in the auto – excuse me in the mortgage business and he has already begun to pilot some new products the first of which I think is all of help and that’s a product that we would introduce surely for sale without any intention of the balance sheet any of it and while we are still in the very early stages of that pilot, I would say that it was also extremely positive.

So over the next few months as Winston gets settled into his role, I think we will begin to make some basic decisions about what we will bring to market going forward with the intent of having the same kind of broad product offering that our large competitors do.

Credit card is an important product for any good – for a consumer bank. If you look at Fifth Third’s credit card business it is about a $1 billion portfolio and you just look at our – the size of our business, that is clearly not representative of our fair share of the market. If you look at how we have marketed the credit card business in the past it’s been extremely conservative, almost not marketed at all. Basically if you come in our store and ask for a credit card and you have got extremely pristine credit you might get one and when you get one you might get a very small line. So what we will look to do is sort of validate or change our assumptions that are credit assumptions with the only limit that we don’t want to move into any space that would jeopardize our reputation for being very conservative underwriters. By that I mean we are ultra conservative today. We probably want to expand our credit profile a little bit today. Our average FICO score is about 750, so there is plenty of room for us to expand that aperture, make a lot of money and still not take on any undue risk.

And last is denovo, that’s something that’s a core part of our organic growth strategy. We want to stand that business, the only question is how many stores we want to build and where we want to concentrate on. Okay. With that I am going to wrap up. I hope I have made just a couple of quick points first of all Fifth Third has historically been known as an aggressive growth company. Going forward we like to balance that growth a little bit more so that we are going after growth, but we are doing it with profitability in mind. The second thing is we have always looked to leverage our key strengths largely our sales culture, but we have been less aggressive in terms of addressing our weakness.

We want to do a little bit better jobs in areas like credit card that I just talked about and other areas. We want to communicate a little bit more proactively with the investment community. I think George will describe us as having been in a bunker for the last few years, so we want to get out and battle a little bit more and tell our history and hopefully do it in a very clear and concise way. And then finally, I think on behalf of the new members of the management team we all feel privileged to be in the jobs where are in. We now need to start to execute. And so we all feel accountable for delivering on promises we have made to our shareholders and hopefully get our company back on track with delivering the above average returns Fifth Third historically has been known for.

So with that I am going to stop and take your questions. Before I do that I will show you just how new I am in my job. Just hand me the little card that I was supposed to read from, and I will end my remarks by saying I like to draw your attention to the cautionary statements at the end of the presentation, which covers any forward looking statement I may make or may have made and with that I introduce also Jeff Richardson who may join me to answer some of your questions.

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Fifth Third Bancorp	FITB	Lehman Brothers Financial Services Conference	Sep. 12, 2006
Company Δ	Ticker Δ	Event Type Δ	Date Δ
Jason Goldberg, Senior Research Analyst at Lehman Brothers And just before we take the Q&A, note that there is not going to be a breakout session. So you have 10 to 15 minutes now, so get them out.
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Fifth Third Bancorp	FITB	Lehman Brothers Financial Services Conference	Sep. 12, 2006
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QUESTION AND ANSWER SECTION

<Q – Jason Goldberg>: You mentioned that you showed that the rate of deposit growth you have relative to your competitors have been pretty decently. But perhaps relative to your prior preview from Bank of America, you would find a lot of people allege that this – particularly the footprint that you are involved it is more competitive in other markets like United States. Do you find that it will be the case and if so why is this case?

<A>: Well, I think it’s a case and I think if you look into the rates that are being paid in the market it shows you there its the case. I am not sure I can put my finger on all the reasons, I think one of the basic reason is the lack of the enormous dominant players in the Midwest, if you look in the Southeast like Florida for example the marketplace we’ve split between Bank of America and Wachovia and everyone else fights for this grass and you look at California it’s vary and it really far going everyone pointed out. In the Midwest you’ve got a lot of medium size and smaller competitors and so I think that causes a lot of the competitiveness.

<Q – Jason Goldberg>: Yes. You talked about charge-offs going higher [indiscernible]. Can you talk about NPAs formation, not forming loan information in the quarter?

<A>: We’ve see, I think we’ve mentioned in the 8-K that we do see NPAs trending higher I would say – I don’t want to take away from that statement or I do it other than – that numbers moved around quite a bit over the four months I had been there, and it’s moved around even in more than six weeks of this quarter. So, hopefully we are being cautious and telling you that things will begin to trend upwards. I am optimistic that may be – that is not the beginning of a long-term trend. There is not any particular concentration. Overall in our consumer book, I think things look pretty good, but we are very sensitive to any cloud there on the horizon and think so I can tell you why its occurring or where its occurring other than we do see a little bit of growth.

<Q>: [Indiscernible]?

<A>: I am sure I couldn’t hear your economic environment in Midwest?

<Q>: Following up on his question, could you comment on the economic environment in the Midwest?

<A>: Well, Midwest is a big area and so I don’t want to generalize too much and I don’t want to give you an impression that because of some of the melee’s [ph] in the Midwest, I mean, the auto industry being the probably the worst example of it that were unduly affected by that. If you look at our commercial books, I think we have done a very good job of limiting our exposure to some of those areas that have been most affected. We do feel an affect on the consumer and I don’t think there is anything unusual that’s happened in the last six or nine months we do see a little bit more stress across the consumer and I am not sure if that’s a Midwestern things if we are starting to see across the country. So I am not going to make any other forecast or what is going to happen in our region of the country.

<Q>: Quick question for you, you mentioned in good growth you had in fees, can you talk about that? Are you having a target for fees as a percent of revenue or any plan to expand fee income?

<A>: No. I think we have had good fee growth. I am not sure it is that far ahead of what some of the big banks have done. I know if you look at BoA and Wachovia, they have had great fee growth over the last few years and I think we have too. So I don’t think there is much differentiator there in our stores as much as we have done, what are our big competitors have done. So I am not sure if there is anything to that. And not in all if I am really answer your question either.

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Fifth Third Bancorp	FITB	Lehman Brothers Financial Services Conference	Sep. 12, 2006
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<Q>: One of your competitors have mentioned targets they have internally for maybe want to have 50% of our revenue…

<A>: No. I don’t think we have any specific target on fee…

<Q>: Thanks.

<A>: Fee growth.

<Q>: You mentioned historically, Fifth Third has grown somewhat through acquisition, can you comment on the current acquisition appetite of the company and then there is a correlated to that maybe the current outlook for share repurchases? Thank you.

<A>: I will answer your second question first. And that today we don’t see any compelling reason to step up share repurchases. However, if you look at our capital structure and any potential changes we make in the balance sheet, we would re-look at that at that time. In terms of acquisitions, I will tell you its funny having want to be a CFO for a long time and finally stepping into the job I think its going to be so exciting about and really looking some acquisitions with a little bit more authority having looked at acquisitions of BoA for years. I would say our appetite is the same as every other company. We are looking at acquisitions all the time just like everybody else does. We are not eager to jump in and do a deal and we are not afraid to do a deal. And we will do a deal if it makes sense to and that’s so very important part about stepping into this job, and once you can start looking at the numbers and today the price seems kind of tough and so we may go through a long period of looking at acquisitions on a daily basis and not doing anything. So I think you will see a lot of lumpiness in how we approach that. We see a great deal. There is no reason why we would hesitate. I don’t see anything today.

<Q>: Forgive me if you mentioned this, but on slide 13, on mortgage on equity, you mentioned reviewing LTV parameters?

<A – Christopher Marshall>: I apologize for that…

<Q>: And just exactly what that means.

<A – Christopher Marshall>: Specifically LTV and the HELOC business. We’ve chased the rest of the industry. We are a little bit late to the party, but we’ve chased the rest of the industry into the 80% to a 100% loan-to-value niche of the home equity business. And it’s a reality, you’ve got to be there and you’ve got to offer that product. I’m not so sure we get paid for that with the risk that comes with that, that niche of the market. And so we want to look real carefully at our pricing there and make sure we get paid for the extra risk that comes with what is largely unsecured loan up to such a 80 or 83 or 85%, but there is a large part of that, that is unsecured and I think like everyone in the industry who participates in those loans, we are probably better positioned, given there the credit profile of our customers. But I think there is somewhat a question of a product that you – you make an unsecured loan to someone at 8.5%, but you might turn down for a credit card at 18%. So we want to take a hard look at that and make sure we are getting paid.

<Q>: That way you expect more in the way of asset quality weakness or were you already seeing some?

<A – Christopher Marshall>: I think generally in the consumer wealth, which would include home equity we see a little bit weakness. Any question right here?

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Fifth Third Bancorp	FITB	Lehman Brothers Financial Services Conference	Sep. 12, 2006
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<Q>: With all the changes in senior management in the recent past, can you comment just a little bit on the impact of that on sort of key employees for the next tier down and potentially as you look forward?

<A – Christopher Marshall>: Yeah. While the management team has been assembled though for the last year or so and I think at the next level down significant changes have largely been made. I will speak to finance team and just been here for four days, our treasurers been here for 30 days and then across our finance team, I don’t see any reason to do any more changes. I am very happy with the team I have inherited. I wouldn’t go business-by-business but I would not expect to see any wholesale changes in the company at all. So I think we’ve got a good team and there will be changes but I don’t think at any abnormal rates.

<Q – Jason Goldberg>: I guess, if you could, can you maybe – you mentioned stress on the consumer retail book. I mean is it, are you seeing in more so in auto, is it home equity, is it card, maybe just sells into and I guess where are you seeing losses pick up [Indiscernible] because I guess one of the from the Midwest Bank you have heard from so far I guess they haven’t been experiencing similar trends?

<A>: Given what we have seen, Jason in the last six weeks, I mean I wouldn’t try to pinpoint at any one spot, I think it really is appropriate when you say, it’s across the consumer businesses. Any other questions out there?

<Q>: You mentioned credit cards that you are going in and try to market more on the credit cards. Given the saturation in that market and the competitors there what type of strategy are you looking at? Are you looking at just branch type sales or you will get more national…

<A>: Branch type sales. Nothing out of our footprint and exclusively, I mean where we have now made a decision on what we are going to do differently in the credit card business but I think the first thing we would look at is dramatically increasing branch sales just like BoA is doing and just like Wachovia is now planning to do. I think the tremendous advantage to selling through your branch network as a BoA is probably may clear to everyone in the industry and I would like to see us do more of that.

<A>: In the back…

<Q>: Could you give us a little more granularity, bit more granular on the losses that you have the 40 basis points, and what is more normal loss ratios that you guys expect and you are seeing in that portfolio and on your consumer portfolio?

<A>: You know, I really, its not that I don’t want to actually, I’m not sure I could sight those numbers at the top of my head just because of I have been there for just a few months, I won’t remember them accurately. So, I don’t want to give you an inaccurate answer but at the same time, I don’t think there is anything – if you are asking our – is there any indication that there is going to be change in those elements of the business I don’t think so.

<Q>: I guess, what I am trying to ask is 40 basis points could be a high loss ratio compared to a lot of banks but could be very low give a lot of consumer loans, credit card loans are running at much higher loss ratio. So, what does a 40 basis points look like to you versus where it will be in a normal credit cycle?

<A>: 40 basis points over the entire credit cycles is what we have traditionally run plus or minus 5 basis points. I think that, I am trying to post some numbers of the top of my head and I would say within that 10 points swing one way or the other our charge-offs experience has not moved very much. If you plant us across the whole cycle versus almost everyone else in the industry you have seen charge-offs move up and down quite significantly and you are seeing ours barely move. So we are moving – what I am telling you is we probably are going to experience a slight increase from I think our charge-off is 37 dips last quarter and it is going to move to a 40ish level. To me that’s in the normal range for us.

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Fifth Third Bancorp	FITB	Lehman Brothers Financial Services Conference	Sep. 12, 2006
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<Q>: I think last question, Jimmy [ph]. Can you help us to think about the increase in the non-performing loans and in the past you have been able to sell some of these non-performers, what are your plans to do as non-performance continue to increase?

<A>: It’s a good question. We have, but we haven’t done it on a real regular basis, we did a small sale in the second quarter and we have done them sporadically. I think if anything we like to move to a process, where we are doing that in a much more strategic way where we want to make sense, I think right now we will sell them, does it make sense to do it. And if that means we take more losses in the quarter so be it, pricing tends to move around a little bit, and so right now as I look at over the quarter, I don’t expect we are doing any sales in this quarter but that may change.

<Q>: [Indiscernible]?

<A>: Yes it bothers me to let it speak for itself, and I will because I can’t say that it’s a great number for you. I would say the number has moved around quite a bit, and so on a week-to-week basis that the one great thing I could say about Fifth Third is, we have an incredible granular look at that and we spend a lot of time every Friday going through credit-by-credit, and there has been quite a movement, so I will let it speak for itself and say I think that’s safer because between now, me [ph] and the end of the quarter it may move quite a bit.

<Q>: Okay.

Jason Goldberg, Senior Research Analyst at Lehman Brothers

Please join me in thanking Chris and Jeff for coming today. Thank you.

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Fifth Third Bancorp	FITB	Lehman Brothers Financial Services Conference	Sep. 12, 2006
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Disclaimer

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EXHIBIT A-12

Fifth Third Bancorp	FITB	Q3 2006 Earnings Call	Oct 19, 2006
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MANAGEMENT DISCUSSION SECTION

Operator: Good morning. My name is Elizabeth, and I will be your conference operator today. At this time I would like to welcome everyone to the Fifth Third, Third Quarter 2006 Earnings Release Conference Call. [Operator Instructions] Mr. Richardson, you may begin your conference.

Jeff Richardson, Director of Investor Relations and Corporate Analysis

Thank you. Good morning. I’m excited to be here. I’ll start by saying that this call contains certain forward-looking statements about Fifth Third Bancorp pertaining to the financial conditions, results of operations, and plans and objectives of the Bancorp. These statements involve certain risks and uncertainty. There are a number of factors that could cause results to differ materially from historical performance in these statements. Fifth Third undertakes no obligation to update these statements after the date of this call. During the question and answer period please provide your name and that of your firm to the operator. Now I’ll turn the call over to George Schaefer, Chairman and CEO of Fifth Third.

George A. Schaefer, Jr., Chairman & CEO

Thanks, Jeff. Good morning and thanks to all of you for you taking the time to join us. I’ll have a few comments, and then I’ll turn it over to Chris Marshall who will review our balance sheet and expense trends. Kevin Kabat will wrap things up with additional comments on trends before we open it up for your questions. I’ll start by saying, and it was a solid quarter, a lot like the second quarter, and a very tough environment. Our businesses and our teams performed very well and are continuing to show the progress we need to re-establish Fifth Third as the country’s premier regional bank. The senior management team has been in place for several quarters now, and I think the momentum they are building is very impressive. This is clearly the right team to lead Fifth Third to our next level of development. Kevin Kabat has been the President of the company now since June. Kevin’s leadership ability to motivate our folks has long been evident, going back to his days with Old Kent. We’re already benefiting from his experience and leadership across the company.

I’d like to single out his work in our deposit strategy, our everyday “great rate” strategy, and initiatives to improve customer satisfaction and the customer experience. These are the keys to our performance and our future. Kevin has done a great job of instilling the importance of customer satisfaction at every level of the company and across all of our business lines.

Chris Marshall will walk through the numbers in a few moments. Chris has also been a huge addition to our team. I hope you’ll see additional transparency in our discussions about our results. Chris has already begun implementing very focused discipline, both around the way we look at results and how we benchmark ourselves against our competitors. Chris has also done a terrific job of assessing our balance sheet.

And we’re beginning to see some relief from the trends we’ve experienced over the past 8 to 10 quarters since rates began rising. In summary, it’s a pretty difficult environment for the industry. That’s the time when Fifth Third’s historical strengths shine through. We believe our conservative underwriting standards and our incredible sales culture will continue to deliver solid performance and results for our shareholders. With that I’ll turn it over to Chris.

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Fifth Third Bancorp	FITB	Q3 2006 Earnings Call	Oct 19, 2006
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Christopher G. Marshall, Executive Vice President, Chief Financial Officer

Thanks, George, and good morning everyone. As George just said, our quarter shaped up fairly well. While not particularly spectacular, I think our results were relatively solid, and were pretty much a continuation of what we saw in the second quarter. The highlight of the quarter would have to include the stabilization of our margin which ended up at 299, down to 2 basis points. As you all know, there’s still quite a bit of uncertainty in the market over where rates are heading. We don’t have any unusual insight; however, we are cautiously optimistic given that 50 basis points per quarter increases that we’ve been seeing for the past two years appear to be over. A consequence of that, we believe that severe pain we felt in margin compression from quarter to quarter are also largely behind us.

Based on current market expectations, we’d expect net interest margin and net interest income to be flat to slightly up in the fourth quarter. We’re hopeful that the more stable rate environment we’ve been experiencing will be sustained for some while, and that should allow some of the underlying growth in the company to begin to shine through.

All right, so let me move on and recap our EPS: earnings per diluted share were 68 cents, compared with 69 cents last quarter. As I said, the quarter was similar to last quarter in a lot of ways, including a couple of cents of unusual items. So let me summarize those for you for each quarter.

You will recall that second quarter results included net securities gains of 14 million, driven by a gain on our MasterCard holdings, with 24 million offset by securities losses of 10 million. We also had a $9 million expense related to retiree-eligible stock awards. Finally, we had a lower than normal effective tax rate related to settlement of prior year tax issues.

Now, the third quarter results includes securities gains of 19 million, which include a gain on the sale of our remaining MasterCard shares of 53 million offset by securities losses of 34 million. We also had a $11 million charge related to the retirement of debt. We had an $8 million charge for pension settlement costs. We also realized a small gain on the sale of three branches and had a similarly small gain on out of footprint card portfolio. Finally we continued to see a lower than expected tax rate at 27.6%, and I will talk a little bit more about that.

Next, I am going to spend a few minutes walking through the balance sheet starting with the asset side. Loan growth remains solid this quarter with average loans and leases up 8% year-over-year which is pretty consistent with what we’ve seen in terms of year-over-year growth from the second quarter of 2006. Loan growth would have been 9% excluding the run-off in the consumer lease book which we talked about previously.

Commercial loan growth remained in line with last quarter, C&I growth was still in the 14% range compared with a year ago, though we did see some softness in our commercial mortgage outstandings. On the consumer side, we saw a slight slowing to an annual growth rate of about 5% versus the 7% we saw last quarter. Growth would have been about 7% here as well, excluding the lease run-off I just mentioned. I am going to leave it to you all to decide, obviously, but I think the trends we’ve seen are directionally consistent with what we’re seeing out there in the industry.

All right, in terms of securities we continue to reduce our portfolio, you will remember the portfolio peaked at about 35% of earning assets in 2004; it’s now down to just below 22% of earning assets. Available-for-sale securities are down $3.5 billion from a year ago, including the 726 million of securities that we sold in the quarter. Securities reduction really offset our loan growth which led to relatively flat earning assets. As I’ve said before, the incremental pain from the securities book, in terms of the quarter to quarter compression we felt in the margin for a while now, looks to be in remission. Actually the drop in long term rates reduced our unrealized loss from about $1 billion in June to about $600 million in September.

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Fifth Third Bancorp	FITB	Q3 2006 Earnings Call	Oct 19, 2006
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Unfortunately, we are still in a negative carry position on the portfolio, and we’re continuing to evaluate alternatives as part of our ALM process. We obviously need securities to manage interest rate exposure and ensure liquidity and we are working through several scenarios to determine exactly how much that is. We are going to continue to evaluate our securities portfolio within the overall context of our balance sheet position. We expect to complete that review at some point in the fourth quarter and we will be talking to you about it.

All right, let me turn to the other side of the balance sheet, starting with deposits. Core deposit growth was 5% versus third quarter a year ago and down about 1% sequentially. Balances are down in interest checking and they’re slightly lower in DDAs, offset by growth in savings and money market accounts.

Kevin will comment on this in his remarks, but I’d note that a primary cause of the reduction in interest checking balances and our higher savings and money markets balances is our efforts to get our customers into the right accounts, and we think that is important long term. We think it’s going to be a big differentiator in our ability to retain and grow these accounts. The fourth quarter was generally our best deposit gathering quarter, while we expect to see continued shifting within the deposit base for the entire cost accounts we’ve got a lot of reason to hope that the pace of that shift will be slower now that we’re in a more stable rate environment. In terms of wholesale borrowings, we really didn’t see much change overall as securities reductions basically funded loan growth. Year-over-year wholesale borrowings including our long-term debt are down about 1.5 billion reflecting the securities run-off.

Right. Now turning to the income statement. Starting with net interest income, it was up slightly, admittedly very slightly about $3 million and I know that’s much but I know this is the first quarterly growth in NII we’ve had in 6 quarters. Obviously a welcome change in trend that we would hope will continue. Margin performance was a little bit better than our mid-quarter guidance and was largely due to better commercial DDA growth in the latter part of the quarter. With a more stable short-term rate environment and solid balance sheet growth, we’d expect to see continued growth in net interest income although I expect any growth in the fourth quarter to be pretty modest.

Overall, the third quarter margin was down 2 basis points from the second quarter largely the result of the rate increase we saw at the end of June. Net interest spread was down 7 basis points sequentially which was offset in the margin by increased prefunding spreads and balances. The positive re-pricing we saw this quarter was largely in line with our expectations and what we saw in the second quarter. Interest being deposits excluding CDs re-priced at 49% beta versus the 46% beta in the second quarter. Including DDAs and CDs, core deposits overall re-priced by 40% this quarter versus the 43% we saw in the second quarter. That level of re-pricing as I said is largely in line with our expectations; what we had been modeling.

Based on market expectations for the forwards curve our balance sheet, we’d expect the margin to be flat to slightly up in the fourth quarter. We’d expect some seasonal strength in deposit balance and we expect to pick up 2 to 3 basis points from the sale of securities that we did last month. Offsetting those positives would be the effect of any rate competition in the United States. I don’t have any crystal ball on that, but my instinct is that we may see some of that and to the extent we do we’ll obviously have to react accordingly. However, we are going to be very careful about when and where we adjust our rates, if any unusual competition develops. We’d also expect to see some continued mix shift. This would involve both shifts into higher rate accounts as well as some customers rolling over funds deposited in lower-rate . . . in the environment when rates were lower. At the same time of course we’d expect to see maturing loans rolling over and that’ll re-price upwards as well.

Going on to fees. Non-interest income trends were solid in what’s usually a seasonally tough quarter. The main drivers included processing business, which continues to produce double-digit

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Fifth Third Bancorp	FITB	Q3 2006 Earnings Call	Oct 19, 2006
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growth. Corporate banking revenues were also very strong although they were down a little bit from the second quarter. Positive revenues were a little soft largely due to the effect of increasing earnings credit rates and finally our investment advisory business which saw a typical seasonal decline.

Now looking a little bit further at each line item. FTPS had a very good quarter with revenue up 3% sequentially and up 15% over the same quarter last year. Business really was good throughout. Merchant revenues increased 5% sequentially and our FI revenue increased 2.5% sequentially. With respect to deposit service charges, retail deposit revenue increased 4% sequentially, flat compared with last year. Growth from last quarter was driven by better realization in overdraft related revenues. This draft – this growth was offset by the effective higher earnings credit rates on the commercial side, and this should stabilize somewhat in the fourth quarter, and we should start seeing the impact of customer additions begin to flow through on this line.

Corporate banking revenue decreased 4% from a strong second quarter, primarily as a result of lower letter of credit fees, but was up 11% from a year ago, driven by a strong growth in both loan fees and international revenues.

Mortgage banking revenues declined by 5 million or 12% from the second quarter on originations of 2.3 billion. They are down about 19% from a year ago, largely in line with what we are seeing in the industry. You will see a full break down of the mortgage banking revenue in the text of our release.

Investment advisory revenue decreased $7 million sequentially. The sequential decline was primarily driven by seasonality, trust and tax preparation fees. IA revenue was relatively flat with last year, with strength in private client and trust fees offset by lower mutual fund fees. We got a lot of action underway to improve our advisory business. Realistically, it is going to take a little bit of time for those to get traction, and it will probably be a couple of quarters before we can see the results show up in our numbers.

In other income, we had the two small gains I mentioned. We sold the $23 million out-of-footprint credit card portfolio for a gain of about $4.5 million. We also sold the three branches I mentioned for a gain of about 5.5 million. I have already mentioned what drove our securities gains, so let me turn to expenses.

Expense control overall was very good this quarter, and I expect that to continue. Compared with second quarter, reported expense growth was 1%. Excluding the debt retirement charge I mentioned, expenses were flat. The year-over-year expenses were up a little under 5%, in line with our expectations, up 3% excluding the debt retirement charge.

We expect growth in non interest expenses in the fourth quarter to be modest with continued cost control discipline mitigated by seasonally higher volume related expenses. We continually expect full year expense growth to attract somewhere within the 3.5 to 5% range.

Taxes. As we indicated in the mid quarter update, our effective tax rate ended up coming in a little lower than the second quarter. We had a couple of audit items and tax issues resolved a little earlier than we had anticipated, which lowered the third quarter tax rate relative to the fourth. The fourth quarter tax rate is probably going to be closer to the 30% range, and we still expect the full year tax rate to be in the low 29% range.

Turning to credit. We saw a little bit of softness during the quarter, which was largely in line with our expectations in our 8-K. In terms of charge offs, the net charge-off ratio was 43 basis points versus the 37 we had in the second quarter, and 38 a year ago. The increase was really driven by recoveries. We will talk a little bit about that.

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Fifth Third Bancorp	FITB	Q3 2006 Earnings Call	Oct 19, 2006
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Gross charge offs were 96 million or 53 basis points, which is right in line with what we saw in the second quarter. Recoveries in the third quarter were 17 million, down from the 29 million that we had in the second quarter. The second quarter was relatively high and it included 4 million from the sale of some charged off consumer loans and it also had some . . . several large commercial recoveries. It’s really difficult to predict recoveries quarter-to-quarter, but I think this quarter’s level is probably more normal than what we saw in the second quarter.

All right, turning to NPAs. Non-performing loans increased 39 million from the second quarter. 32 million of the increase came from 2 credits, two different industries and two different markets and one of them was an auto supplier – a second tier auto supplies – though I’d note that we didn’t see any noteworthy deterioration at all in that industry. And for that matter in any other particular industry. Total non-performing assets were up 53 million from the second quarter or 7 basis points to 56 basis points. Most of that growth we just talked about in terms of NPLs, the remaining 14 million in growth was primarily related to higher residential real estate foreclosures. We saw about 10 million there primarily in Ohio and Michigan.

During the quarter was sold 17 million in NPAs, which produced a charge-off of about 3 million and just as a reminder in the second quarter that number was 38 million in NPAs and the related charge-off was about 6 million. As you’d expect, we’re very focused on where we are in the credit cycle. As a result we’re shifting elements of our consumer production towards non-portfolio product and you can expect us to move very aggressively on any credits that give us any concerns. I’d conclude my comments on credit by saying that overall we think we’re still in a very good environment, and we expect that environment to continue through the fourth quarter and charge-offs be relatively unchanged and that is in the mid-40s of basis point range. As for 2007, we think the overall credit environment is going to be relatively good, but it seems reasonable to assume that things will not be as favorable as they’ve been for the past few years. But I’d emphasize we do not foresee any sharp turndown on the horizon.

All right, I’d like to wrap up with just a couple more comments. First of all for the last couple of years we filed a mid-quarter update. I don’t believe this filing adds any particular value to us and the feedback we’ve getting from investors suggests that usually you all universally pretty much agree with us. But we don’t plan to issue the mid-quarter update after this quarter. We will do it this quarter, but we’re going to discontinue it after that. Naturally, if there’s anything significant that we need to tell you we’re going to tell you.

Finally, I’ll leave you with one general comment on the company. We’ve been talking a lot about fixing issues at Fifth Third for the past few years. We’ve been very, very disciplined about fixing them, but we admit that it’s taken us some time to do it. But going forward, you should expect us to move more aggressively. We don’t have any intent to live with issues long-term. I want to make it real clear to you that we don’t try to . . . we don’t have any intent to try to finesse our way around them and we certainly don’t hope . . . have any intent to hope that issues are going to pop up and then we’re just going to hope that they are going to go away. To the extent [that] we find them, we’re going to work very, very aggressively to solve them, eliminate them entirely and move on and we’re going to be totally transparent on how we’re going to do that. All right with that, I’m going to turn it over to Kevin to discuss some of the business line detail and recent strategic initiatives.

Kevin T. Kabat, President

Thanks, Chris. Let me start with some of the line of business trends and then move through some of the things that we’re focused on here in the near future. Let me start with the Fifth Third Processing Solutions, FTPS. We continue to excel in the large merchant and financial institutions base. We have focused on these areas because we’re able to enjoy economies of scale by leveraging our existing technology and infrastructure. Large merchant additions allow us to use our skills and reputation in a given industry to open up middle-market sales by our affiliates in those

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Fifth Third Bancorp	FITB	Q3 2006 Earnings Call	Oct 19, 2006
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industries. And with financial institutions, we’re able to offer bundled solutions leveraging our Jeanie network, hard processing and correspondent banking capabilities.

New customer additions in both merchant and financial institution have been extremely strong of late, and we expect that merchant revenue growth rates will improve as we fully convert a number of our large national merchant contract acquisitions from earlier in the year. Additionally, existing customer contract renewal terms have been encouraging as well. We continue to differentiate ourselves from the competition for these clients by taking a consultative, full-solution approach backed by reliable processing.

Chris mentioned the sale of a small, auto footprint portfolio. This largely represents – represented a group of former customers who moved outside of our distribution network. We don’t really have any way of building on these relationships, so this was a good way to monetize the value of that portfolio and remain focused on our footprint customers and agent bank customer relationships.

Turning to commercial now, commercial banking performance continues to remain strong. Chris mentioned average commercial loan growth for the company was up 10% year-over-year, highlighted by 14% C&I growth, offset to some extent by a slight reduction in commercial mortgage balances. Commercial deposit growth for the company was good in the third quarter with balances up 1% sequentially and up 5% over the third quarter last year. The growth over last year reflects strong growth in now and money market deposit accounts that more than outpace the declines in demand and savings. Overall, this business continues to perform very well and our primary focus is on continuing to expand the contribution of our capital markets area and on cross-selling additional fee-based products across our customer segments.

In retail banking, that new account trend continued to be very positive with production up more than 37% from a year ago. We’re seeing shifts in the deposit base, much like the industry is, from interest checking primarily into savings and money market. In our case, we’re working hard to make this work for our customers. Throughout the decline in rates, many customers parked greater than normal amounts in IBT accounts with no differentiation or little differentiation in pricing between those accounts.

Part of our everyday great rate strategy includes ensuring that customers are in the appropriate accounts. While this means that we’re experiencing declining interest checking balances, it has improved our overall customer attrition metric, and it’s the right thing to do for our customer. We see there growth in savings and money market balances more than outpaced the decline in IBT balances.

George alluded to our efforts around customer service and satisfaction, and that is a major focus for us at Fifth Third. And we’ve begun to see some great results. To give you an example, our DDA attrition rate has improved by about 250 basis points over the past 18 to 24 months. Again while we’re making progress on this, I would tell you, we know we still have a lot of work to do and continue that work. One thing I would like to note is that the FDIC, as it does annually, just released market share data for the period ended June 30 of 2006. While we haven’t had time to fully digest all of the numbers, we do know that our affiliates grew share from June of ‘05 to June of ‘06 in 15 out of our 19 markets. And if you excluded billion dollar branches from that data, we actually grew a share in 16 of 19 markets. So that’s a nice external endorsement of the success that we’re having with our model.

Consumer loan growth for the company, including branch, mortgage, and other consumer was 5% versus last year, and 7% percent excluding consumer leases. The branches that we sold in the quarter involved about 76 million in deposits. They were not really close to any other Fifth Third branches, so they didn’t offer much in the way of strategic advantage to us. We review our distribution channels on a constant basis. We’ve had a lot of success, as we’ve mentioned and as we’ve talked about, from building de novos and that has raised, and continues to raise, the bar on

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Fifth Third Bancorp	FITB	Q3 2006 Earnings Call	Oct 19, 2006
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overall performance. So we periodically, or will periodically, identify under-performing, low-growth strategically isolated branches and consolidate our divestments. In mortgage, we’ve seen a modest slowdown in originations; gain on sale margins were a little tighter linked quarter. However, we do believe that there’s still market share for us to gain within our footprint that should enable to us to generally maintain our mortgage income levels.

While clearly, there is some cyclicality that would show up in this business. With the recent drop in long-term rates, we may see some pick up in originations. Investment advisers that Chris mentioned, by the client and trustees, were up nicely over a year ago. Our brokerage revenues were relatively flat year-over-year, and so that’s a focus for us. The mutual fund fees were down from a year ago as we continue to evolve toward a more open architectural framework, as our customers are demanding. This is going to require us to really focus on optimizing the performance of our funds to ensure their competitiveness within their own sales channels, as well as those of third parties. Strategically, we remain intently focused on four areas.

First, improving the net interest margin. I think we’re in a position to do that, and Chris has outlined the current balance sheet situation. It’s better than it was and it’s still not ideal. As you know, we measure deposit growth on a daily basis by affiliates and by banking centers. We are more focused than ever on deposit profitably within each market, making sure that we’re taking advantage of every opportunity to drive sustainable growth and profit improvements from both the volume and rate perspective. Second, maintaining historically strong credit quality trends. Historically, we’ve exhibited greater consistency than our peers over a credit cycle, and we’re focused on continuing that legacy. Better credit consistency has come from a more granular commercial portfolio and a prime consumer portfolio. We saw some softening in our credit statistics, which seems to be in-line with some of what we’ve seen from the industry this quarter.

Most of the increase in charge-offs was driven by lower recoveries from higher than normal levels. However, we would expect some mild deterioration going forward. Banking is ultimately a risk management business, and Fifth Third has historically been disciplined in terms of not reaching for credit and that philosophy continues today. Third, growing fee revenues. We’ve seen strong growth in processing and corporate banking businesses. We think we’re holding our own in the deposit and mortgage businesses, but we’re intently focused on growing share in those areas. We need to improve our performance in investment advisory and have taken steps to make some changes. We’ve just hired a new head for the investment advisory business, a recognized leader in the field, which we will be announcing soon and you can expect to hear more once he’s onboard.

Our fee businesses contribute nearly half of our revenue and are generally very attractive from the return on risk adjusted capital basis and we want to continue to build strength in those areas.

And then, finally, remaining mindful of expenses. With recent margin challenges and the outlook for inflationary pressures, expense discipline remains a very high priority. Margin improvement will shed more light on the progress we’ve made in these areas and spread revenue improvement should be largely unaccompanied by corresponding increases in expenses. We’re still on track to meet a low to mid single digit expense growth target for 2006

To wrap up, I would like to say that we feel good about the company’s affiliates, our management, the strength of our sales culture and the quality of our teams. During the past several months, we’ve been focused on rebuilding the earnings power of this company and that focus will continue. We move ahead from here. We’ll be getting back out and I’m sure we’ll see many of you at Boston next month as Chris and I look forward to seeing you there to tell you more of our story. Thank you for your attention this morning and with that we’d be happy to open it up to any questions that you may have.

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Fifth Third Bancorp	FITB	Q3 2006 Earnings Call	Oct 19, 2006
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QUESTION AND ANSWER SECTION

Operator: [Operator Instructions] The first question comes from Mike Mayo with Prudential Equity Group.

<Q – Michael Mayo>: Good morning.

<A – Kevin Kabat>: Morning, Mike.

<Q – Michael Mayo>: I got on a little bit late so I apologize if some of this was covered, but could you highlight anything that was one time in the quarter or what you want to consider a good run rate looking ahead. I guess there’s gain on some asset sales there and that’s why I ask. Maybe that could reoccur I’m not sure.

<A – Kevin Kabat>: Yes. There were a couple of things, Mike. We talked about the securities gains from the remaining sale of our MasterCard share offset by some losses we had on the sales of some securities. That netted out to about $19 million.

<Q – Michael Mayo>: Right.

<A – Kevin Kabat>: We also had an $11 million charge related to retirement of some debt. We had an $8 million charge related to pension settlement costs and then the 2 small gains you just asked about; one was 4.5 million related to the sale of a small out-of-footprint card portfolio and we had about a $5.5 million gain on the sale of 3 outlying branches in rural Indiana.

<A – Christopher Marshall>: Those were all pre-tax numbers.

<A – Kevin Kabat>: Those were all pre-tax numbers.

<Q – Michael Mayo>: Anything else that would be considered kind of non permanent, temporary, accelerated.

<A – Kevin Kabat>: No, I think that’s basically it, Mike.

<Q – Michael Mayo>: Okay, and as far as the margin outlook, can you elaborate on what you’re seeing in the fight for deposits?

<A – Kevin Kabat>: I think the way I described the margin is stabilizing largely as a result of the stabilization in short term rates. I think we’re going to see that largely flat in the fourth quarter. It could move around a couple of basis points. We did a few things in the third quarter largely due to the security sale that could add a few basis points and then fourth quarter is our best deposit gathering quarter and so that would be a positive. On the flip side, it’s a little hard to predict what’s going to happen with pricing and to the extent we see any aggressive pricing we’re going to have to react to that and so I think the range in the margin is going to be constrained by those two things so I’d say its probably flat and if its up it’ll be slightly up.

<Q – Michael Mayo>: You know with the change in the finance function, any kind of big picture changes or anything you’d like to try to do better and along those lines are you going to give any guidance for next year?

<A – Kevin Kabat>: We will come back to you with guidance. I think what the next big thing that we’d like to make a decision on and come back and talk to you about from a purely financial perspective is what if anything we want to do with the balance sheet and our capital structure. And

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Fifth Third Bancorp	FITB	Q3 2006 Earnings Call	Oct 19, 2006
Company Δ	Ticker Δ	Event Type Δ	Date Δ

we’re working diligently to finalize some recommendations here in the fourth quarter; now that may be nothing but we’ll know a little bit more on that in a couple of months.

<Q – Michael Mayo>: Okay. So we would hear about that come January if you decide anything?

<A – Kevin Kabat>: Perhaps sooner than that. I’d like to shoot to talk to you about that sometime in the fourth quarter.

<Q – Michael Mayo>: Right. Thank you.

<A – Kevin Kabat>: Thank you.

Operator: Your next question comes from John Balkind with Fox-Pitt, Kelton Inc.

<A – Kevin Kabat>: Morning, John.

<Q – John Balkind>: Quick question on credit. I think I heard three times that Fifth Third’s asset quality in underwriting is better than the industry, but when I look at your trend – let’s say over the last 6 quarters – you’re one of the few banks that have showed pretty regular growth in non-performers even with non-performer sales. Your ratio is sort of at the top of the industry and now your losses are sort of kicking back-up to a more normal level. So I’m just wondering is there anything different at this point with the company in terms of geographic, or from a loan concentration standpoint that’s leading to that? Or is it deterioration in the Midwest? What would you attribute it to?

<A – Kevin Kabat>: John, first of all I’d go back and say I’m not sure we characterize our underwriting as better it’s just, it’s probably a little different given the mix that we have. We probably do have a little bit more conservative limits in certain areas and that has historically been a strength of ours. In terms of our credit behavior, we think credit has been contained within a pretty narrow band. If you look back at our charge-offs as an example, over the last 5, 6, 7 years versus what’s been a pretty significant change for the industry. We don’t think that’s going to change dramatically. There obviously is some softness that we’re seeing in the Midwest; the economy has softened here a little bit and we’re not immune to that. But we absolutely have not seen any specific deterioration in any given market or any given industry, and if we do see that, we’re going to be very open and talk to you about it. We just haven’t see that yet.

<Q – John Balkind>: Great. Appreciate it. Thanks.

Operator: Your next question comes from John McDonald, Bank of America Securities.

<Q – John McDonald>: Hi. Good morning, Chris.

<A – Christopher Marshall>: Hey, John, how are you?

<Q – John McDonald>: Good thanks. Your thoughts on the credit outlook were helpful. Just wondering how you feel about reserve levels here and how provision levels might track relative to charge-offs in the near term?

<A – Christopher Marshall>: We obviously had a little bit this quarter, about 8 million and I think like everyone we are very focused on credit and we know the cycle is turning. We don’t think anything significant . . . given what we see right now, John, I wouldn’t expect anything significant to change. There is no sudden change on the horizon, either in our provisional level, in the performance of NPAs, they have picked up a little bit, but we don’t see anything, any wild swings about to occur.

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Fifth Third Bancorp	FITB	Q3 2006 Earnings Call	Oct 19, 2006
Company Δ	Ticker Δ	Event Type Δ	Date Δ

<Q – John McDonald>: Okay, is there any color you can give, a preview of sorts, of what are the balance sheet issues that you are thinking through. Is it just the size of the securities portfolio, you recently mentioned maybe looking at the auto book, can you share anything now in terms of what you are working through?

<A – Christopher Marshall>: Well, I don’t want to get too far ahead of what we are doing. I would say we are looking at the entire balance sheet. We obviously started with the portfolio which was obviously built up beyond the size it should have been a couple of years ago, and I think it’s still larger than it needs to be and I have talked about that before. So that is a big issue that we’ll come back and talk about, as to whether or not we are going to do anything there but its not exclusively the portfolio, there may be other things we come back and talk to you about. I just . . . I don’t want to get into detail before we’ve made any decisions.

<Q – John McDonald>: Okay, last quick thing, is there any drag in expenses today from kind of an above average level of investment spending, or is today more of what you would call more of a normal level in investment spending embedded in the expense base?

<A – Christopher Marshall>: I describe it more normal than a drag. I think we will see certain elements of expense start to creep up, not creep up, that’s not the right way to put it, uh— largely we are not at full run rate in terms of the amortization of the IT investments that we’ve made. So those will creep up a little bit next year but I think everything else is largely in line, and we actually may see some things come down. Overall I think you should expect us to have very good expense control.

<Q – John McDonald>: Okay, thanks.

Operator: Our next question comes from Ed Narjarian with Merrill Lynch.

<Q – Ed Narjarian>: Good morning, everyone.

<A – Kevin Kabat>: Good morning, Ed.

<Q – Ed Narjarian>: My questions were mostly answered. I was just wondering if you could go through the tax rate situation one more time. What the 3Q tax rate was compared to what sort of a normal tax rate would be and maybe quantify how much that aided ETS this quarter?

<A – Christopher Marshall>: Yes, sure, first of all normal tax rate would be in the 30.5 to 31.5% range. We had a number of special items this year that were primarily one-time issues related to closing out some prior year audits. We had about $14 million in our reserves that we have been holding against one, I want to say it was a 2003 audit that was resolved and so, the only surprise here is that we weren’t quite sure it was going to get resolved in the third quarter. So that’s gone, I think in terms of next year – I mean next quarter – I’m sorry, it will probably be a 30.5, 30 to 30.5 somewhere in that range, and then next year we can expect to stay at that level, maybe be slightly higher.

<Q – Ed Narjarian>: Okay so when we think about how much benefit there was in the third quarter related to that we should think about that in terms of approximately $14 million?

<A – Christopher Marshall>: Yeah, I think that’s a good number.

<Q – Ed Narjarian>: Okay, and that’s obviously an after-tax type of number then, right? It’s a net tax benefit.

<A – Christopher Marshall>: That’s correct.

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Fifth Third Bancorp	FITB	Q3 2006 Earnings Call	Oct 19, 2006
Company Δ	Ticker Δ	Event Type Δ	Date Δ

<Q – Ed Narjarian>: Okay, that helps. Thank you.

Operator: The next question comes from Chris Mutascio with Credit Suisse.

<Q – Christopher Mutascio>: That’s Chris “Mutascio.” Good morning, all.

<A – Kevin Kabat>: Good morning, Chris.

<Q – Chris Mutascio>: Chris, I had a quick question. You went over some of the loan growth numbers on a year-over-year basis. I noted that on a sequential quarter basis loan growth was up about maybe 4.5 to 5%, which is a bit slower than the year-over-year level. Am I doing my math right and are you seeing a bit of a slow down currently?

<A – Christopher Marshall>: The slow down we’re seeing in loan growth is largely in the consumer side. I’m going to ask you to restate the first part of your question, I’m not sure I . . .

<Q – Christopher Mutascio>: When I looked at . . . I think you went over during your comments that year-over-year growth was about 8% in total and on a sequential quarter basis, it looks like that pace has slowed a bit. I think an annualized sequential quarter loan growth is more like 4.5%, maybe 5%. I just kind of want to get your views on . . . are you seeing a slow down in growth here in the more recent quarters and is that a fair assumption?

<A – Christopher Marshall>: Yes, we are seeing a . . . I guess I’d take it in two pieces. In the commercial side, C&I growth it is still strong, I mean we’re feeling very good about that. Commercial mortgage is where we’re seeing some softness. That was off a little bit in the quarter and we . . . I guess as we look out we’d expect to see that. On the consumer side we’re also seeing softness, and it’s largely in the housing related mortgage and the ELOCs and we’re expecting that to continue certainly through the 4th quarter and into the foreseeable future.

<Q – Christopher Mutascio>: So, the type of growth we saw sequentially in the 3rd quarters is probably a decent run-rate to use?

<A – Christopher Marshall>: Yes

<Q – Chris Mutascio>: Thank you very much.

Operator: [Operator Instructions] The next question comes from Vivek Juneja with J.P. Morgan.

<Q – Vivek Juneja>: Hi, Kevin. Hi, Chris.

<A – Kevin Kabat>: Hi.

<Q – Vivek Juneja>: My question for you is on your fee income side, which didn’t show much growth this quarter when you strip out the securities gains. Particularly, where you’re different from the others – your deposit service charges were actually down last quarter and year-on-year, which is a pretty sharp contrast to most of the other peers we’re seeing. Talk a little about that. I mean everybody’s seeing higher interest earning credits. Is there something going on there that’s causing greater softness for you?

<A – Christopher Marshall>: No, I don’t know how to compare us against all the peers that you’re looking at other than, we may have a higher concentration in commercial and so the higher earnings credit rates may be hitting us a little bit harder. There were a number of things that we experienced in the quarter, but I don’t think there’s anything unusual out there. And actually, the numbers look more in line to me, so maybe I’m missing something in terms of what you’re seeing in the industry.

www.CallStreet.com • 646.442.0270 • Copyright © 2001-2006 CallStreet			11

Fifth Third Bancorp	FITB	Q3 2006 Earnings Call	Oct 19, 2006
Company Δ	Ticker Δ	Event Type Δ	Date Δ

<Q – Vivek Juneja>: When you say you may have a greater concentration in commercial, could you give us a sense of how much of the deposit service charges are commercial versus consumer?

<A – Christopher Marshall>: Yes. I can look through that. I tell you what. I don’t have that right in front of me. So I might have to come back to you with it. I would say in general though that, if I looked at the business in two pieces, I think the retail deposit side was pretty good and the real softness was on the commercial side. And will somebody hand me a number that I can refer to? I think it’s close. I would look at the numbers as being almost 50/50 maybe 45/55 splitting them between commercial and consumer. And I’ll get you a more specific number, but I’ll have to follow up after the call, if that’s okay.

<Q – Vivek Juneja>: Okay. Thank you.

Operator: Our next question comes from Matthew O’Connor with UBS.

<Q – Matthew O’Connor>: Good morning.

<A – Kevin Kabat>: Morning

<A – Christopher Marshall>: Morning, Matt.

<Q – Matthew O’Connor>: Two questions here. First can you comment on your commitment to the Florida franchise and just in general your strategy for branch expansion or rationalization given a more difficult deposit environment that we’ll probably be in here for some time?

<A – Kevin Kabat>: Yes, a couple of things I’d say, Matt. In Florida, we are committed to that franchise and continue to expand in that franchise. Just to give you some frame of reference from a growth standpoint and how we’re doing and how we feel about that – we look at our loan growth in Florida it continues to be very strong in aggregate in the low 20% number and aggregate in the 3 markets that we run as affiliates.

Deposits are low teens for us in terms of growth and as a matter of fact referring back to some of the even the FDIC data Tampa moved up 2 market share spots in that market alone which was exciting for us. And fee growth is in mid teens as well from that perspective. So that feels very good to us from our perspective. So we feel like we’re making very good progress from Florida’s standpoint.

In terms of – your second question was in terms of our distribution analysis or evaluation. We continue to do that. We do look at really all of the distribution. We really have constantly done this in terms of being smart about consolidating low performing markets – where markets were able to take advantage of consolidating 2 for 1s. We’re also looking at investment in terms of getting the type of growth expectations that we have to help fuel our de novo growth, which has been a good fuel provider for us. And that’ll just be an ongoing process for us and always has been.

<A – Christopher Marshall>: I think Matt maybe to help you with your Florida deposit question Kevin mentioned Tampa [and] St Pete. Our deposits there according to the latest FDIC data were up 43% year-over-year. Down in the southwestern part, we were up 4% deposit wise and then in the Orlando market we were up 17.5% year-over-year in terms of deposit growth. So we feel pretty good in those markets there.

www.CallStreet.com • 646.442.0270 • Copyright © 2001-2006 CallStreet			12

Fifth Third Bancorp	FITB	Q3 2006 Earnings Call	Oct 19, 2006
Company Δ	Ticker Δ	Event Type Δ	Date Δ

<Q – Matthew O’Connor>: Okay, and then just separately, as you move to a more balanced model of sales and service versus maybe more sales, historically, do you think you have the right people in the trenches and the branches, are you in dispensing them right? Do they have the metrics they need?

<A – Kevin Kabat>: Yes. The thing that I would say, Matt, is we’re not going to throw the baby out with the bathwater. Our sales orientation and sales focus continues to be we think some of the best in the industry and we won’t modify that orientation. We don’t believe that sales and service is inconsistent with each other and providing that value to the client. And so we think that we can leverage the strong sales orientation that we have today and continue to do the right things for our customer from a service perspective. And that’s above and beyond even simply the line staffs at the branch system. There are a lot of different ways that we continue to improve and look for improvement in the service standpoint.

One of the things that we did do recently you may have seen the article in the consumer banker –or in the American Banker is we hired Mike Minehart to come in. Mike’s really working as our Director of Customer Experience and a number of initiatives are underway already. He’s been working on it and will focus the organization going forward. So, I don’t view it as a “either or,” I view it as a “both” and an “and.” And I do think, if I had to start from scratch, I’d start from the sales, strong sales perspective and keep that going forward.

<Q – Matthew O’Connor>: Okay thank you.

<A – Kevin Kabat>: You bet.

Operator: At this time there are no further questions. Mr. Richardson are there any closing remarks?

Christopher G. Marshall, Executive Vice President, Chief Financial Officer

I just want to make one quick clarification. I think it was Ed that asked the question about tax, Jeff I don’t know if you remember. I just want to go back and just say one quick thing with regard to the $14 million reserve release we had. That is the right number to use and that is the advantage . . . the pick-up we had in the quarter. In terms of just analysis, I would just go back to the guidance. I think the real surprise that we had was the acceleration we had thought the tax rate would be somewhere between 29 and 29.5 between the resolution and some other issues that didn’t get resolved. It ended up at 26 . . . 27.6. So there is about 2 cents there that we – that’s over and above the guidance we’ve given you. I hope that’s clarification enough.

Jeff Richardson, Director of Investor Relations and Corporate Analysis

Very good. Okay. Thanks everybody.

Operator: Thank you. That does conclude today’s conference call. You may now disconnect.

www.CallStreet.com • 646.442.0270 • Copyright © 2001-2006 CallStreet			13

Fifth Third Bancorp	FITB	Q3 2006 Earnings Call	Oct 19, 2006
Company Δ	Ticker Δ	Event Type Δ	Date Δ

Disclaimer

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www.CallStreet.com • 646.442.0270 • Copyright © 2001-2006 CallStreet			14

BancAnalysts Association of Boston
BancAnalysts Association of Boston
25   Annual Bank Conference
25   Annual Bank Conference
November 3, 2006
Kevin Kabat
President
Chris Marshall
Chief Financial Officer
EXHIBIT A-19
th

2 BAAB Conference – Friday, November 3, 2006 Agenda Historical performance Focus: leveraging our model Focus: deposit gathering Focus: credit Focus: balance sheet Summary

3
BAAB Conference – Friday, November 3, 2006
1990 2006 CAGR
Assets $8 billion $106 billion 18%
Net income $120 million $1.5 billion* 18%
Earnings per share $0.41 $2.69* 13%
Market cap $1.3 billion $22 billion
#
20%
Branches 214 1,145 11%
ATMs 262     2,114 14%
Rank, U.S. # 50 - 60 # 11
* YTD 9/30/2006  annualized; diluted earnings per share as originally reported (split-adjusted).
# as of 10/27/06.
Historical context: extraordinary growth

4
BAAB Conference – Friday, November 3, 2006
2002
Stock price $68.95
Market cap $40B
ROE 18.4%
Efficiency ratio 47.5%
NIM 3.96%
2006
Stock price $39.53*
Market cap $22B*
ROE 15.5%
Efficiency ratio 55.2%
NIM 3.03%
Recent performance: challenging
* as of 10/27/06.

5
BAAB Conference – Friday, November 3, 2006
(CAGR: 3Q06* vs. 3Q02: per share)
Source: SNL Financial; date shown per share to adjust for effect of acquisitions.
* Comparisons as of 3Q06 except for core deposits, cards, which use regulatory data as of 2Q06.
#
Median of top 20 banks (excluding trust banks, C, JPM); median revenue growth of six processing companies (FDC, ADS, FISV, GPN, TSS,
FIS); FTPS adjusted for 2Q04 sale of certain merchant processing contracts.
^ Median of large Midwest peers (NCC, PNC, HBAN, MI, KEY, CMA, USB).
Focus: leveraging our model
16.2% 15.4% 15.1% ROE
57.3% 57.1% 55.5% Efficiency ratio
5% 3% 16% Credit card loan growth
N/A 17% 18% Processing fee growth
6% 7% 8% Core deposit growth
7% 10% 14% Loan growth
Midwest
Peers
^
Peer
Group
#
Fifth
Third

6
BAAB Conference – Friday, November 3, 2006
Focus: leveraging our model
Better delivery to the
customer
Entrepreneurial culture
Attract better employee talent
Collaboration across lines of
business
Development and sharing of
best practices
Differentiation that creates
competitive advantage in the marketplace
Local management and full
line-of-business and staff
accountability
Local board of directors
Local decision-making
Cohesive geography
Common platform

7
BAAB Conference – Friday, November 3, 2006
Focus: leveraging our model
Credit
Cards
Deposits
Private client
Merchant
acquisition
Financial
institutions
Institutional
products
Credit
Bundled
Payments
Products
Business
Banking
Banking
Fifth Third
Bank
Investments Processing

8
BAAB Conference – Friday, November 3, 2006
Deposit rates by product typically above peers…
1.10
1.87
1.92
2.26
2.49
0.00
1.00
2.00
3.00
4.00
5.00
6.00
USB STI BBT RF FITB
Source: Company reports (if disclosed).
2.56
2.80
2.89
2.92
3.05
3.07
3.47
4.30
0.00
1.00
2.00
3.00
4.00
5.00
6.00
RF STI NCC HBAN KEY CMA MI FITB
0.19
0.40 0.41
0.64
0.87
1.71
1.75
2.60
3.08
0.00
1.00
2.00
3.00
4.00
5.00
6.00
KEY USB RF NCC CMA STI HBAN BBT FITB
3.93
4.11
4.17
4.24 4.24
4.29
4.32
4.40
4.43
4.55
0.00
1.00
2.00
3.00
4.00
5.00
6.00
Q306 IBT rates
Q306 MMDA rates
Q306 savings rates
Q306 consumer CD rates

9
BAAB Conference – Friday, November 3, 2006
…but in line overall given low-cost emphasis
Source: Company reports (if disclosed).
2.06
2.70
3.20
3.27
3.30 3.31 3.31
3.43
3.45
3.90
3.04
0.00
1.00
2.00
3.00
4.00
5.00
6.00
Q306 interest-bearing core deposit rates

10
BAAB Conference – Friday, November 3, 2006
15.4%
10.1%
7.5%
7.4%
6.2%
5.8%
5.5%
5.4%
4.9%
4.3%
2.9%
2.3%
0.6%
-0.7%
-1.4%
-2.0%
-5.2%
Focus: deposit gathering
June 2005 to June 2006 (FDIC data)
Additionally:
20 of 21* Fifth Third affiliate banks grew deposits (all 21 excluding >$1B branches)
17 of 21 affiliates grew deposit market share (18 of 21 excluding >$1B branches)
Source: SNL Financial; FBR report, October 25, 2006.
* 19 affiliates plus Pittsburgh and St. Louis.
#3 overall among large cap banks

11
BAAB Conference – Friday, November 3, 2006
Focus: credit
0.00%
0.10%
0.20%
0.30%
0.40%
0.50%
0.60%
0.70%
0.80%
Median Fifth Third Bancorp
Gross
C/Os
Net
C/Os
Gross and net charge-
offs have historically
fallen within a relatively
stable band
Credit underwriting
standards do not
oscillate significantly
from cycle to cycle –
“we stick with our
customers”
Midwest economy
0
0.1
0.2
0.3
0.4
0.5
0.6
0.7
Median Fifth Third Bancorp

12
BAAB Conference – Friday, November 3, 2006
Margin pressure primarily related to fixed rate securities
funded with floating rate liabilities
Average Securities and Spread
* Interest bearing liabilities excluding core deposits.
Focus: balance sheet
in rates in NII              in EPS*
+200 bps - 1.76% - 5-6 ¢
+100 bps - 0.81% - 2-3 ¢
- 100 bps +1.39% +4-5 ¢
- 200 bps +2.46% +8-9 ¢
Interest rate sensitivity
Source: 3Q06 10-Q. Parallel shocks phased in over 12 mo. policy period.
* Change in NII from 10-Q, using 3Q06 NII annualized, 35% tax rate, and
3Q06 average fully diluted shares. Not a projection.
• # Estimates including effects of expected deposit betas and maturation of loans and deposits.
Sensitivity primarily to moves in
short end of curve
Liability sensitivity has been
reduced in recent quarters
through securities portfolio runoff
Approximately 40-45% of assets,
50-55% of funding variable rate
#
0
5
10
15
20
25
30
2002 2003 2004 2005 3Q06
0
100
200
300
400
500
600
Avg. Securities   Yield   Wholesale borrowings*

13
BAAB Conference – Friday, November 3, 2006
Balance sheet
rationalization
Mortgage/home equity
De novos
Credit cards
Open issues and decisions
Broaden product mix
Review risk-based pricing on high LTV
home equity loans (e.g., high LTVs)
How many; where
Portfolio unrepresentative of market
position — strategic plan for growth
Resize bond portfolio as appropriate
—
More likely 10-20% of earning assets
vs. 22% currently
Optimize capital structure
Implement securitization capability

14
BAAB Conference – Friday, November 3, 2006
Fifth Third: building a better future
Achieving the proper balance between growth and
profitability
Capitalizing on our strengths and developing plans
to address areas of weakness
Communicating clearly with our investors
Delivering on our promises and returning to above-
par performance and shareholder returns

15
BAAB Conference – Friday, November 3, 2006
Cautionary statement
This presentation may contain forward-looking statements about Fifth Third Bancorp and/or the company as combined with acquired entities within the meaning of Sections 27A of the Securities Act of 1933, as amended, and Rule 175 promulgated thereunder, and 21E of the
Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, that involve inherent risks and uncertainties. This presentation may contain certain forward-looking statements with respect to the financial condition, results of operations, plans, objectives, future performance and business of Fifth Third Bancorp and/or the combined company including statements preceded by, followed by or that include the words or phrases such as "believes," "expects," "anticipates," "plans," "trend," "objective," "continue," "remain" or similar expressions or future or conditional verbs such as "will," "would," "should," "could," "might," "can," "may" or similar expressions. There are a number of important factors that could cause future results to differ materially from historical performance and these forward-looking statements. Factors that might cause such a difference include, but are not limited to: (1) competitive pressures among depository institutions increase significantly; (2) changes in the interest rate environment reduce interest margins; (3) prepayment speeds, loan origination and sale volumes, charge-offs and loan loss provisions; (4) general economic conditions, either national or in the states in which Fifth Third and/or combined entities do business, are less favorable than expected; (5) political developments, wars or other hostilities may disrupt or increase volatility in securities markets or other economic conditions; (6) changes and trends in the securities markets; (7) legislative or regulatory changes or actions, or significant litigation, adversely affect Fifth Third and/or acquired entities or the businesses in which Fifth Third and/or combined entities are engaged; (8) difficulties in combining the operations of acquired entities and (9) the impact of reputational risk created by the developments discussed above on such matters as business generation and retention, funding and liquidity. We undertake no obligation to release revisions to these forward-looking statements or reflect events or circumstances after the date of this release. Further information on other factors which could affect the financial results of Fifth Third are included in Fifth Third's and/or the acquired entity's filings with the
Securities and Exchange Commission. These documents are available free of charge at the Commission's website at http://www.sec.gov and/or from Fifth Third.
The financial information for affiliate operating segments in this presentation is reported on the basis used internally by the Bancorp’s management to evaluate performance and allocate resources. Allocations have been consistently applied for all periods presented. The performance measurement of the operating segments is based on the management structure of the Bancorp and is not necessarily comparable with similar information for any other financial institution. The information presented is also not necessarily indicative of the segments’ financial condition and results of operations if they were independent entities.

EXHIBIT A-20

Fifth Third Bancorp (FITB)

BancAnalysts Association of Boston

Presents “Dangerous Curves Behind?”

Friday, November 3, 2006

<<Unidentified>>

All right, our next presentation comes from Fifth Third Bank. We’re fortunate to have with us President, Kevin Kabat; and the CFO, Chris Marshall. And on behalf of our distinguished gentlemen, I’m going to read for them. Before they begin, they would like to draw your attention to the last slide of the presentation, which addresses any forward-looking statements they, you make anybody who would make in this room today. Thank you.

<<Kevin Kabat, President>>

Thanks for keeping us out of trouble Dennis. Good morning everybody. It’s good to be with you here today, this is a great opportunity. We’re excited about being here. This is a great conference and this is my first presentation since being named President of Fifth Third, so I’m excited about being here with you today. Let me — let me start by saying that while we’re going to walk through some of the results, it wouldn’t be a banking conference without numbers of course. I’m going to spend more time really talking about what my goals are for the company, where we’re today and what I’m really focused on as we move forward. And then Chris is going to come up and he is going to talk about issues that we know are on your minds and are certainly on our minds.

Historically, Fifth Third has built some incredible businesses with terrific performance and I don’t think we’ve done enough to mind the gaps, where I’m calling the gaps between them where our presence and capabilities in different businesses give us significant competitive advantage if we leverage strengths across the business by focusing on creating and integrating the strengths that we have in those core businesses. I think the most important thing that I can do in my new role is to integrate our capabilities in those areas to give more juice for example out of the orange. And I’ll get to some of those imitatives in a moment.

Before I do that, I do want to start with some context, we’ve had some — we’ve had 3 tough years. I know our returns have not been what they should be, but going back to the legacy of the company, I think many of you would agree it’s unparalleled. My goal is not just to move beyond the balance sheet issues that you and we are so familiar with. It really is to return to the kind of our performance for which we’ve historically been known.

I have to admit that putting up a slide like is rather daunting. When George took over as President of Fifth Third in 1990, at that time it was 8 billion in asset, company worth about $1 billion. And over those 16 years, we’ve grown a company through a combination of successful acquisitions, a very strong sales culture and rigorous expense control. The results that we produced over that period are unique in the banking industry and I’d point to our growth in originally reported earnings per shares you can see on the slide about 13% compounded annually is literally of the bottom line. That’s despite the inclusion of 3 very tough years recently and we believe we’re ready to move beyond some of those problems and returned to out performance.

Now the past few years, as you know have not been up to standard. This company expected itself, certainly not the standards that I expect that we can deliver just a tick through these items, the stock is down significantly 40% as our PE has declined from about 25 times forward to 13 or 14 times. Our ROE and efficiency ratio led the industry several years ago and while they are still better than average they no longer stand out. And both ROE and efficiency have largely declined due the reduction in our net interest margin and the effect on our net interest income. But I won’t dwell on that but of course Chris will.

Our efficiency ratio – as he should. Our efficiency ratio has been effected by the investments in infrastructure, in management processes that we’ve instituted both as a result of the regulatory issues that we had several years ago and in recognition that quite frankly a company of our size needs a different order of infrastructure. And the good news for you today is that our controls and our processes are very strong today, but I will tell you the expense has been painful. And finally, our fastest growing business Fifth Third processing solutions has naturally high efficiency ratio and that’s played a role as well.

Now, if you look at the underlying performance during the past 4 years, you will see that we’ve consistently out performed. Lending has been a traditional strength of ours at Fifth Third and we’re well ahead here in comparison. We’ve outpaced the industry in deposit growth and that’s particularly gratifying in light of the implementation of a new strategy. We’ve also done well in the processing business, our other big earnings contributor and despite being significantly under penetrated in our customer’s wallets, which I’ll talk more about in a minute and immediately from a low base we have a very solid credit card loan growth.

When you look directly at our Midwest competitors as we put up here, those comparisons look even better and as I mentioned already, our profitability metrics remain above industry norms despite the net interest margin issue though the gap has narrowed. And so I’m confident that we’ll get that turned around. I’d like to take a moment then and really talk a little bit about and you’ve heard us talk often times about what we believe is special and different about Fifth Third, what’s driven the performance historically for us a key distinguishing characteristics for us is really our operating structure.

As you know most large banks today utilize the line of business reporting model with a geographic underlay. Fifth Third continues to operate an affiliate structure, which is largely, locally, and geographically based with a line of business overlay. Why is that matter? Well, first we operate each affiliate with local management and we have a President and Senior Management Team, who are resident in each city and drive the business. These people are making critical decisions on how best to serve the customers’ everyday and they manage to their own P&L statement.

Added to that, a Board of Directors comprising local business and community leaders, we have a good picture of what we view as the affiliate model today. Contrast this structure with a line of business model. They typically have reporting lines outside their local markets. Now, this puts a lot of actual and more importantly or as importantly perceived distance between the decision makers and our customers and their customers. And it inhibits a holistic view of the customer relationship and that customer is experienced in dealing with them versus dealing with the Fifth Third.

This model does differentiate us in the market. It gives us tremendous competitive advantage due to the responsiveness of the decision makers to our customers and people also want to work with Fifth Third because of this. We’re in charge off and a direct and visible impact on the success of the bank. They own their business and also encourages employees to develop best practices, many of which will be picked up and emulated throughout our affiliates. It’s like having what I refer to as 19 mini incubators at any given time that breed new ideas.

Our entrepreneurial and sales culture are the heart of the affiliate model and they contribute tremendously to the success of Fifth Third. Now overlaying that structures, a set of line to businesses and the lines of businesses are essentially areas of products expertise whether its consumer or commercial, investment advisors of processing whose products and services are delivered to customers through the affiliates in a way that customer relationships are viewed as a whole. And what really helps us make this model work are really the efficiencies gained by consolidating back office operations, standardizing whatever appropriate.

We’ve managed to strike a balance between the benefits we drive from efficiency, standardization and a common platform with the personal high touch service that we can offer on the ground through each affiliate. I would tell you that it is not the least expensive model and we continue to look for activities that are not value creating, which can be efficiently centralized and I suspect that many banks would be structured this way still today if they could figure out how to maintain the benefits without the costs inherent in the model.

All right, so we’ve talked a little bit about the affiliate structure and its advantage to us. What do we need to do better and where are we focused on and where are our big opportunities? Well there is a lot of work going on here and more to be done, but I thought I’d give you some preview on some of the areas that we’re looking at as we go forward. First of all, I’d say that we believe that our customers are more demanding than they ever use to be and we need to continue to evolve to keep up with that evolution. I think everyone recognizes that we’re a good sales organization in bringing customers in the door, would it be fair to say from our perspective, we have not been world class at keeping them. And I think this is one of our biggest opportunities. And our attrition rates are in line with industry norms and we have made progress, but we recognize that we need to be better here. And we are taking a number of steps to improve the customer experience. Some of you may have seen that we hired recently Mike Menyhart as Head of our Customer Experience for the organization, the first time we’ve had a position like that focused entirely on the customer experience.

Mike’s work with a number of large banks in implementing improvements in customer service and satisfaction. Mike is currently partnered with Greg Carmichael, our Chief Operating Officer, who are working together to create a better problem resolution platform, which I think will really pay off in more satisfied customers. We have had Gallup survey, on the customers regarding their satisfaction for over a year now, beginning in 2007 customer satisfaction scores will be part of the competition plan for all of our banking centers and our call centers. And while our sales culture is terrific, I think it would be fair to say there was a large dose of hard work and hustle associated with that. And that we’ve historically been more transaction oriented than I think is ideal. In recognition of this we are implementing consultative sales training for our associates. So that we are focussed not jut on the customers need today, but in fact on addressing the customers needs for tomorrow.

And some of you are probably thinking that a number of competitors have already done these things and I would admit that that is true. But I will remind you that we’ve been able to compete and beat our competitors without focusing on these things. Enabling our associates to not only work hard, but also smarter will payoff in terms of household growth, balances, and revenues. And I’m sure you will hear a lot more about this from us in the months ahead and you will see a lot of positive changes in terms of the way that we do business. Now that’s an area focus for us internally.

What are the areas of focus that we are looking in terms of growth initiatives? Well clearly we have had success in our de novo activities, and we talked a lot about that with you. And we continue to build new branches to supplement our organic growth. We’ve been operating or opening about 10 to 15 a quarter and I would tell you that we fully expect that to continue and in fact may be more aggressive in this area.

We have also mentioned that we’ve begun originating Alt-A mortgages, which we are flowing through to sale. This is an important segment of the market to our core customers. We’ve gotten off to a great start, we began piloting this in August and rolled it out in September. Already today Alt-A represents about 15% of all of our applications and about 10% of our closed volumes. Another area of opportunity that we plan to expand is the card business. Now we are significantly under penetrated in our customer’s wallets. We have a little over $1 billion in receivables, and credit card, and about 13% of our banking customers have our cards. It’s just an area that we have not focused enough attention on and I think we can capture.

So we have two main areas of immediate attention. First, we are working to improve our incentive structure on card originations and product bundling. We are targeting just one card per branch per day and one referral per day from our call center agents. And second, our card portfolio carries about 7.50 weighted average FICO score. We have been very conservative and only focusing in the – what we call the super prime space with our core banking customers. We know that we can maintain very good credit performance by moving into the prime space with our relationship customers. Our expectation as this initiative could produce $0.03 in additional earnings in 2008.

Business banking is another opportunity that we are looking at. This would be companies with up to $10 million in sales or less. Historically, this segment has largely been managed by the branch side of the business with companies at the larger end of the space being part of commercial. Now the more profitable segment of these companies tend to be more sophisticated that can be handled by the branches but these would be at the small end of the commercial bankers’ prospect list. And while we’ve taken some important steps to improve our fundamentals such as creating a centralized buy-centers for all credit, we believe that this is a profitable segment that needs more focused strategy for targeting. And to that end we recently hired John Guy, who headed up this business for Wachovia to spearhead these efforts for us.

We will have relationship managers drawing from the commercial and retail line, we’re specifically dedicated to this customer base serving as a point of entry for all Fifth Third products and services for a business owner’s personal, professional, and employee needs. We are also piloting a program in Detroit, which bundles our merchant business card and cash management services to middle market customers. It’s a bundled payment solution designed specifically for middle market. This is the way the upper end of the market is currently served, the middle markets intended to be ignored by the banks in the processing business and the independents can’t provide this kind of packet, so it’s going well so far and we would expect to expand this in the future. Also we just announced that we have hired Dave Pittman from Wells Fargo to head up our investment advisor business. Dave has a long background in the investment business and I’m sure Dave will have more to say about that in the future meetings, we may give him 30 or 40 days to figure that out.

Last thing that I would say really is around our management team. We’ve been humbled and we won’t forget the lessons and the learnings over the past few years, but what doesn’t kill you, makes you stronger. And the quality of the team in place today is outstanding. I was given excellent advice a few years ago that said if the numbers are bad the story doesn’t matter and if the numbers are good the story doesn’t matter. And I believe that. Our focus is on delivering the types of return and performance that we are accustomed to and then you expect from us. And our team is working to show you that, just that so that we will get back to what we expect from Fifth Third. With that let me turn it over to Chris.

<<Christopher Marshall, Executive Vice President, Chief Financial Officer>>

This is tied up here. Can you hear me, is the mike on? Thanks Kevin. Since our third quarter numbers are still relatively fresh, I wasn’t going to talk about our financials overall, but I didn’t want to talk about the three topics that Kevin outlined on his first slide and that would be deposits and I specifically want to talk a little bit about our everyday great rate strategy and explain, actually explain how it works, and let you know how it’s been working.

The second thing I want to do is share a couple of comments on credit and really clarify some of the comments I’ve made in the past few months. And then I want to wrap up with a quick comment about our balance sheet and some of the things I talked about us working on the fourth quarter. I’m going to go through that relatively quickly and try to keep just a few minutes for questions.

So starting with deposits, I’ve gotten a lot of questions and comments, is there feedback out there, is that right feedback. [Low Audio] I was trying to stay a little bit away from the mike then. I’ve gotten a lot of questions and comments about our deposit rate strategy as few people tend to really dig in and understand what everyday great rates really is, it’s a strategy that was put in place a couple of years ago and Kevin just modestly skipped over it. He was the person who architected and it really has been a very powerful force for us. You know, everyday great rates is more than high rates and that’s what most people think it is, and it’s easy to understand why you might think that if you look up at this chart you can see individual product rates compared to our competitors than we tend to be the highest paying bank in virtually every product category and that’s by design.

What we are trying to do is price right up to the area of indifference. And by the area indifference, I mean the area where a customer is satisfied with its rate and unlikely to either move shop around and move to another bank or to be inclined to move into a different product category, you know, by that I mean higher paying category. On average what this should do is allow us to retain more customers in lower rate categories and in fact if you look the next slide that’s exactly what happens. We tend to be the highest individual ratepayer, but overall our average weighted cost of deposits is right in the middle of the pack.

We think this is working well for us and we are glad to finally start to see some data that really is proving that to be the case. If you look at the most recent FDIC data and this we literally pluck this shamelessly from the most recent FBR report came out a week or two. You can see that compared to the industry while overall deposit growth has clearly been lack luster for the industry, we tend to be doing better than the average and we think by sticking with everyday great rates will continue to perform this way. So that’s just a little bit on deposits. Moving on to credit, it’s probably the second category in terms of the most questions I’ve got recently and I want to go back and just re-emphasize the comments I’ve made up to now, which I’d summarize as we are very, very concerned about where we are in the credit cycle, but we don’t see any particular trend within our portfolio, whether it be geographic concentration, industry concentration, high dollar or low dollar there is no emerging trend and therefore as we stand here today we are not forecasting any short decline in our credit.

Now in the big picture, we are very mindful of the fact that the credit cycle is turning and we obviously feel that we will see deterioration over time, but we feel that we will be less impacted than most of our competitors. This slide is a historical slide that shows our charge-offs, gross charge-offs and net charge-offs over the last 10 years and what you see here is our charge-offs compared to the industry, and what you see here is the median of the top 20 banks, which by the nature of the averaging effect you see — there’s a lot of smoothing here and you don’t see the lot of volatility you would if you saw individual companies.

But what you see is over the last 10 years, our charge-offs have stayed in a relatively narrow band about half of what the median for the top 20 banks have seen. We haven’t changed our under-writing standards, we’ve consistently been in the market, nothing significant has changed about our company and we have every reason to think that while we will see some deterioration, we’ll continue to stay within a narrow band as the cycle turns.

Okay, the balance sheet, I’ve used this slide or at least the left hand side of the slide, there is nothing new here other than balance sheet got much too large, peaking in 2004. We’ve been very disciplined about allowing the bond portfolio to run down. The first question I think I got after being — becoming CFO of Fifth Third was, how big should the bond portfolio be and after about a week or two, I said probably somewhere between 15% and 20% of earning assets, it was about 24, 25 then, its about 22% now.

So we still have room to go to what I think would be the cap in terms of size. The more work we’ve done in terms of analyzing our needs and by that I mean our liquidity needs and our needs to manage interest rate risk, I think that ranges probably more like 10% to 20% and so we have plenty of room to let the bond portfolio run down. The question that we’re grappling with and that we want to answer very quickly is whether or not we stick to the disciplined approach we’ve had over the past two years, which is allowing the portfolio to run down naturally and not reinvesting cash flows. What if we do something more aggressive and do a restructuring. We expect to make that decision in the next 30 or 45 days and as soon as we do, we will come out and talk to you about it.

The rest of the chart is nothing really new, although we just filed our Q this morning. You can see that we remain somewhat liability sensitive, a little less so. Due to the run-off in the bond portfolio and some of the sales we’ve done most recently.

This slide is really a slide that I used at the Lehman Conference, I don’t know if there is anything on here that I haven’t pointed out. Balance sheet, I guess the one point I’d make here is, we’ve got a number of things we’ve got to fix at Fifth Third. The bond portfolio is the thing we’ve talked about the most, that’s a problem for us. We are upside down on our entire portfolio and we’ve got to make a decision on how we fix that, so that’s the first thing.

The second thing we’ve got to do in our company I guess is balance sheet related, as we don’t have any securitization capability that severely limits our ability to be effective in our auto business. We are in our out of the business depending on what spreads are doing on any given day. That’s not an efficient way to run the business, or effective way to run the business and so we need to introduce some type of securitization capability whether or not we build it out internally or we find someone who can provide it to us efficiently. That’s a near term requirement force and not having it’s a problem.

The last think in terms of capital structure is well our tangible capital ratios are very, very strong. Our total capital ration is a little bit of a constraint. We need to do something to fix that, that’s another problem. We got to fix those three problems and we got to move out pretty deliberately and pretty quickly to get those fixed. When we are done with those problems we’ve got some opportunities. Our capital structure is for — our tangible capital ratio is probably stronger than we need it to be. I’ve gotten a lot of questions about that, but I want to make sure everyone understands, we’re very focused on fixing our problems and when they’re fixed then we’ll shift into looking at some of the opportunities that our capital structure provides us with.

Mortgage, I think Kevin talked about the new product mix. One of the other things we have looked at quite a bit, is high loan to value. P-locks, we’ve been very active in that segment of the business. Just about everyone has, there’s been an awful lot of demand for that product. We are questioning whether or now we are getting paid for the risk we’re taking. We think our pricing is very competitive, we think our portfolio is performing very, very well. We have no problem there, but personally, I feel that the industry in general has been a little aggressive in this segment of the business. So we are looking very carefully at that as to whether or not we want to continue as is, adjust our pricing, potentially cut back in the mix and so we’ll talk a little bit about that in the next few months as we make some decisions there.

Kevin has talked about credit cards and de novos, I don’t think I have anything I would add to that slide. So, with that I think I’ll wrap up. With this slide, just to reiterate, we are looking at striking the proper balance between growth and profitability and hopefully some of Kevin’s comments reiterated that, the slides on deposits reiterate that, we are looking to strike that perfect balance and hopefully the more we talk about our plans, the more clear that will be to you. Kevin mentioned some of the areas where we are looking to build on, some of our strengths we have in Silos, Silos of our business and potentially we’ve got some opportunity in between those Silos and then finally we are really trying to do a much better job, communicating with our investors and with the analysts who cover us.

The company has not been very visible over the last few years and hopefully you will see us scouting about more often. We think that’s an important responsibility of ours and hopefully if we are not meeting your expectations there, you’ll let us know. And then finally as Kevin said, we are very, very focused on out-performing our peers. And we know the business we’re in has cycles and we are starting to see some turns in the cycles and we can’t guess when that’s going to happen or how severely it will impact the industry, but in up cycles and down cycles, Fifth Third should — we expect Fifth Third to out perform the industry. With that I’m going to stop and I think we’ve got 10 minutes for your questions.

Q&A

<Q - >: [low audio]

<A - >: Yes, well. The question is about the restructuring the magnitude of a potential restructuring, what the cost of potential benefit would be? And I don’t want to be evasive there, but we have not made a decision on what we are going to do, so the decision may be that we’re just going to continue to be deliberate and run down the bond portfolio, maybe a significant restructuring, our unrecognized losses, $600 million is somewhere, there are about to depending on what day it is, so it’s somewhere in that range, but I don’t want to say anymore than that until we make a decision on what we’re going to do.

<Q - >: [low audio]

<A - >: Well, I’m looking it as a two-step process. We’ve got a regulatory issue that is not severe, but it’s something we need to address, our total capital is about 10.5, the industry is about 11.5 to 12, we have done a lot of – we’ve spent a lot time explaining that. We can fix it, we can fix it relatively easily and we intend to that. Our second step would be making a decision on what our tangible capital ratios need to be. I don’t want to get – I don’t want to suggest what we are going to do there, because we haven’t decided that. But, like all of you, we can look out and see where the industry is, and we know given our ratings where we could probably go to. We just haven’t made a decision on when or if we’ll do that.

<Q - >: (Low Audio)?

<A - >: I think you can expect a decision on the bond portfolio within the next 60 days, at which time we will be probably be in a position to talk about anything we are going to do to fix our tangible capital ratio.

<A - Jeff Richardson>: (Low Audio) total

<A - >: I’m sorry, total capital ratio, thank you Jeff. Between now and the first quarter we hopefully will make decisions about securitization and what impact that would have on our auto business. At that same time, from January we should be able to talk about 2007 with a fair degree of confidence and somewhere, I would say end of first quarter, perhaps second quarter we will be – we will have worked through the other priorities and begin to tag all the rest of the capital structure. And I hope in this period of clear communication that is clear and I apologize if I’m not answering your question specifically. But we really are trying to work through these issues in a priority order. John.

<Q - John>: (Low Audio)?

<A - >: Yeah John, if I said outperform I probably used the wrong word. I expect the volatility in our charge offs to be less than the industry. And so today we are – you know our charge offs are higher than the industry, so I don’t know how you might measure that. I wouldn’t call that out performance. But I do think when the cycle turns, I don’t see, you know, I don’t see the same volatility that some of our competitors – I’m guessing some of our competitors will see and have seen historically.

<Q - >: (Low Audio)?

<A - >: We – well when you say we outgrew, you are talking about two, three years ago?

<Q - >: (Low Audio)?

<A - >: But I also think that’s been a fairly consistent strength of ours. I don’t think we did anything different. I think implied in your question would be, did we do anything different to get that growth a few years ago? And our answer would be no, we didn’t change our underwriting standards, we didn’t reach aggressively for credit, we just stayed in the market. And we don’t see any, you know we don’t see that trench of credit performing any differently. So for that reason we don’t – we expect to continue to perform as we have. And the only reason I’m commenting on the rest of the industry is, the industry has – historically had, you know significantly more volatility and I don’t want to guess what my competitors are going to do. But I guess I should stick with – we don’t see that significant volatility in our numbers. John, and by the way I’m dominating these questions, so if you are asking them to me, I’ll stand here and answer them, but if they are for Kevin please just let me know. John, you have a question.

<Q - John>: This may be for Kevin, could you talk about Florida and how the (indiscernible) getting there and does that not impact the slide and I’m pretty sure of the comparison it would have (indiscernible)?

<A - Kevin Kabat>: The question was around Florida and how we feel about Florida today and how impactful is that? As many of you are aware, I would tell you that today we feel, probably better today about Florida, than we have since we acquired the organization. As we stated back then, our anticipation and our expectation is that in a five year period we would double the size of that franchise and we think we are still on track to do that. If you look at our performance on a year-to-date base is this year loans in that marketplace are up 27%. Deposits are up 12% to 13% and fee income is up 22% in that market. So we feel really good about that. The management teams we have as you know divided that market into three affiliates and we operate really the Southwest Naples Bank now in Tampa and then in Orlando. And the management teams there are as good or better than any we’ve had in the state of Florida. And to that end John, I would also say is that we continue to look for and get talent for our Florida franchise. We recently hired about 30 days ago what we referred to as a President in waiting, someone who has been a regional President with a large competitor her name is Karen D, she come to us from Wachovia, who we’ll utilize in the Florida market franchise for us. So we feel rally good about progress being made and the teams in place and how are operating today. Okay.

<Q - >: I think that is to follow up the one slide that you gave and you showed your results relative to your Mid West peers. You think – does that include Florida somewhat?

<A - >: It does, yeah.

<Q - >: And if that’s the case, that being the case –

<A - >: Yeah, how much would Florida impact that? Obviously Florida is outgrowing the bank corp. as an average. But it’s still of a size magnitude John that, if you were to strip that out, you wouldn’t significantly alter the comparatives. So – question.

<Q - >: Since that you referred to improving the pricing issues (ph), give us some numbers in that regard to where you were or how you stand now and the things (indiscernible)?

<A - >: Yeah, the question is around attrition rates, retention rates and where we are. I would tell you, a couple of year ago our attrition rates were very high, probably in the high teen numbers, today we are down in the lower teens, lower to mid teens and so it’s been tracking down 2 to 300 basis points and it gets better if I breakout segment by segment. It’s not where we wanted to be, but it is really – well we are making a lot of good progress from that perspective. Our expectation is we’d like to be in, about the 12, 11%, 12% number. So that just gives you kind of the magnitude of what we are tracking after and what we are going after from that standpoint. So –

<Q - >: How would 10, 11, 12 compare with your peers?

<A - >: That would be industry average. May be a little lower than industry today.

<Q - >: So you don’t anticipate getting significantly better than the industry if that is something that is worthwhile?

<A - >: It is, and we would expect that the more we can hold that – that’s also why we talk a little bit about broadening the household relationships wider across product and while we are looking at the customer, not simply in terms of a transaction today, but in terms of the value of that relationship over time. We think that creates more value for us and contributes ultimately to the success of that attrition number. The one thing we struggled with, and I think we do as an industry is determining what’s uncontrollable in that attrition number and you know with people moving and dying etcetera, that kind of stuff. It always has had an impact. I can’t tell you whether seven is right or whether ten is right. I can tell you that it’s an opportunity for us to be better and that’s what we are really kind of tracking to. So –

<Q - >: (Low Audio)?

<A - >: Yeah, great question, I would tell you that and I think I got a little bit of this at the quarterly earnings call, because one of the things that we very much want to maintain is the sales culture orientation of Fifth Third. We do not want to throw the baby out with the bath water in that respect. So we absolutely want to keep that piece or really seeing with the quality of the team that we are bringing is a focus on, kind of the strategic place across our business lines and across our geography is really to meld a very dynamic approach to the business, much more dynamic in my mind. So we’ll keep the sales piece, we won’t separate that out from a – you know, some people believe that you have to sacrifice sales or service, we don’t believe that for example. So we think we can accomplish both across that band and still be aggressive sales and good service company going forward.

<Q - >: (Low Audio)?

<A - >: We are still looking at how aggressive we may want to be from that perspective, what I would tell you from a de novo standpoint, as I mentioned we’ve been putting up about 40 or 50 net a year, over the last couple of years. Whether we take that up, you know 70 to 100, we haven’t finalized that at that piece. We set specific targets for performance as you know on our de novo piece. We look at them cash flowing in 12 month period, accumulatively in 24 months. We look at an expectation where we are getting about a million dollars a month in deposits, about half a million a month in consumer loans and we’ve been meeting or beating those expectations with our de novo strategy, that is why we are looking at it. In terms of the total expense, I don’t have a number per se. If you look at our expense in the banking center, on average you it’s about $2.5 million to put up from that standpoint, again various components that depreciated. So still meets our IRR targets between 17% and 18%.

<A - >: I would say we have a first year drag depending on where we build the store of about $500,000. So you know depending on how many we add incrementally, you could get a feel for what the end year would be.

<A - >: Thank you guys.

EXHIBIT A-32

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT

TO SECTION 13 OR 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): November 20, 2006

FIFTH THIRD BANCORP

(Exact Name of Registrant as Specified in Its Charter)

OHIO

(State or Other Jurisdiction of Incorporation)

0-8076	31-0854434
(Commission File Number)	(IRS Employer Identification No.)

Fifth Third Center 38 Fountain Square Plaza, Cincinnati, Ohio	45263
(Address of Principal Executive Offices)	(Zip Code)

(513) 534-5300

(Registrant’s Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01	Regulation FD Disclosure

To assist investors, financial analysts and other interested parties in their analysis of Fifth Third Bancorp, the Registrant developed the documents attached as Exhibit 99.1 and Exhibit 99.2 to this Form 8-K. These documents, incorporated herein by reference, are furnished, not filed.

Item 9.01	Financial Statements and Exhibits

Exhibit 99.1 –	Management Discussion of Balance Sheet Actions and Trends; included in Press Release dated November 20, 2006

Exhibit 99.2 –	Management Presentation of Balance Sheet Actions and Fourth Quarter 2006 Mid-Quarter Update

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FIFTH THIRD BANCORP
(Registrant)

November 20, 2006	/s/ Christopher G. Marshall
Christopher G. Marshall
Executive Vice President and
Chief Financial Officer

Exhibit 99.1

Fifth Third Bancorp has developed the document attached as Exhibit 99.1 containing a general trend overview of Fifth Third’s objectives, financial condition and results of operations for the fourth quarter of 2006. Please note that all comparisons to the fourth quarter are unannualized. Additionally, the effects of the balance sheet actions on results are described in aggregate, including the effect on reported results. All subsequent discussion of the quarter under the heading “Management Discussion of Trends” excludes the effect of these balance sheet actions.

* * * * *

News Release

CONTACT:	Jeff Richardson (Analysts)	FOR IMMEDIATE RELEASE
	513/534-0983	November 20, 2006
Jim Eglseder (Analysts)
513/534-8424
Debra DeCourcy (Media)
513/534-4153

Fifth Third Bancorp Announces Balance Sheet Actions;

Provides Mid-Quarter Update

Balance Sheet Actions

Fifth Third announced today that it has completed a review of its balance sheet in light of asset/liability management considerations and changing market conditions, and has decided to strategically shift the composition of its balance sheet.

Specifically, Fifth Third Bancorp’s Board of Directors approved several actions to improve the asset/liability profile of Fifth Third. These actions are intended to reduce the size of the Company’s available-for-sale securities portfolio to a size that is more consistent with its liquidity, collateral and interest rate risk management requirements; improve the composition of the balance sheet with a lower concentration in fixed-rate assets; lower wholesale borrowings to reduce leverage; and better position Fifth Third for an uncertain economic and interest rate environment.

These actions include: (i) sales of approximately $11.5 billion in available-for-sale securities, with those securities targeted to be sold having a weighted average yield of approximately 4.30%; (ii) reinvestment of approximately $2.8 billion in available-for-sale securities that are more efficient when used as collateral; (iii) a reduction of approximately $8.7 billion in wholesale borrowings at a weighted average rate paid of 5.30%; and (iv) the termination of approximately $1.1 billion of repurchase and reverse repurchase agreements.

These actions will reduce investment securities to approximately 13% of earning assets and wholesale funding to approximately 28% of total liabilities, which the Company believes is a more appropriate level for its liquidity and collateral requirements and the management of its current interest rate risk profile.

Depending on market conditions, Fifth Third anticipates a pre-tax loss from these actions of approximately $500 million, or approximately $325 million after-tax ($0.58 per share). The actions outlined above, before hedging costs described below, are expected to result in a benefit to net interest income in 2007, given current market rate expectations, of approximately $110 to 120 million, and a benefit to the net interest margin in 2007 of approximately 35-40 bps.

In order to further hedge interest rate sensitivity, Fifth Third plans to add interest rate derivatives in the form of swaps, caps, and floors with the objective of reducing exposure to significant upward and downward movements in market interest rates. These hedges are expected to reduce net interest income in 2007 by approximately $40 million and reduce net interest margin by about 5 bps.

The changes in these positions in securities and repurchase agreements, wholesale borrowings, and hedges are expected to reduce Fifth Third’s current liability sensitivity (i.e., its exposure to liabilities repricing faster than earning assets). The Company expects its interest-rate sensitivity position to be relatively neutral after the execution of all intended sales and hedging actions, given the current interest rate environment and market rate expectations.

These actions will have modest effects on the Company’s capital ratios. In the third quarter of 2006, Fifth Third reported a leverage ratio of 8.52%; a tier one capital ratio of 8.60%; and a total capital ratio of 10.56%. The Company does not expect the leverage ratio to be significantly affected in the fourth quarter as a result of the actions, and would expect a benefit of 40 bps once the full effect is realized in average assets. The Company expects the tier one and total capital ratios to be reduced in the fourth quarter by approximately 20 bps and 15 bps, respectively, as a result of the actions. The Company’s tangible equity to tangible asset ratio was 7.40% at the end of the third quarter, and is expected to benefit in the fourth quarter by approximately 65 bps as a result of the actions.

The actions described above, as well as current expectations for the quarter, are expected to result in earnings per share in the fourth quarter of 2006 of approximately $0.06 to $0.08. For the full year 2006, earnings per share are expected to be approximately $2.07 to $2.09.

Management Discussion of Trends

Fifth Third expects fourth quarter 2006 earnings, before the effect of the above-mentioned items, to be lower than the third quarter. The Company does not expect a significant benefit in fourth quarter from the above actions, due to the expected timing of actual sales. All subsequent discussion of results herein excludes the effects of the aforementioned balance sheet actions.

Compared with the third quarter, the Company expects solid loan growth and relatively flat deposits. Net interest income is expected to be modestly higher than in the third quarter. Noninterest income is expected to be relatively flat compared with the third quarter, largely reflecting net gains in the prior quarter on sales of securities, three branches, and an out-of-footprint credit card portfolio. Expenses are expected to be up modestly. These results are expected to be offset by a higher effective tax rate and higher credit costs. The effective tax rate is expected to be in line with the 30 percent expectation previously disclosed.

Noninterest Income

Electronic Payment Processing

Fifth Third expects fourth quarter electronic payment processing revenues to continue to reflect steady trends in new customer acquisition despite more modest trends in overall retail sales activity. Processing revenues are expected to exhibit mid- to high-teen percentage growth over the same quarter last year and high-single digit sequential growth.

Deposit Service Revenue

Total fourth quarter deposit service revenues are expected to be stable relative to the same quarter last year and last quarter on stable performance from both retail and commercial-based deposit revenues.

Corporate Banking

Fourth quarter corporate banking revenues compared with the same quarter last year are expected to exhibit a low- to mid-teens digit decline primarily due to very strong lease syndications results in 2005. Relative to the third quarter, results are expected to exhibit low-to-mid single digit percentage growth over last quarter with strength in international and other commercial fees.

Investment Advisors

Fifth Third expects fourth quarter investment advisory revenues to produce modestly improved results relative to the same quarter last year, and to exhibit low-single digit growth compared with third quarter levels.

Mortgage Banking

Fourth quarter net mortgage banking revenues are expected to experience a low 20s percent decline relative to the same quarter last year, and a low teens percentage decline compared to third quarter. The decline in revenue is largely attributable to lower origination volumes and sales and MSR valuation adjustments.

Other Noninterest Income

Fourth quarter other noninterest income is expected to exhibit mid-single digit percentage growth over the same quarter last year and a mid-to-high single-digit decline from last quarter. Strength in loan fees and cardholder fees should be offset by previously disclosed reductions in operating lease income resulting from runoff in the consumer operating lease portfolio.

Expenses

Noninterest expense is expected to exhibit low single digit percentage growth over the same quarter last year and low single-digit growth versus the third quarter.

Balance Sheet Trends

•	Fifth Third expects average core deposit balances to exhibit low-single digit percentage growth over the same quarter last year and to be flat compared with the third quarter. Trends versus the third quarter are expected to reflect solid growth in savings, money market and consumer time deposit categories as well as seasonally higher commercial demand deposit levels, offset by lower interest checking balances reflecting continued shifts into higher rate accounts though at a more moderate pace than recent quarters. Fifth Third expects aggregate fourth quarter core deposit rates to reflect a moderation in upward repricing, reflecting some mix shift and balance rollovers, partially offset by lower rates in certain account types and markets.

•	Wholesale funding levels, including non-core deposits, are expected to be flat versus the same quarter last year and to be stable with third quarter levels. As a result of the recent slowing of short-term interest rate increases and the corresponding effect on its largely variable-rate wholesale funding portfolio, Fifth Third expects wholesale funding pricing to be similar to that experienced in the third quarter.

•	Loans and leases are expected to exhibit mid- to high-single digit percentage growth over the same quarter last year, due to good middle-market commercial loan growth and solid consumer lending trends. Compared with third quarter, balances are expected to show low-single digit growth primarily due to good commercial and industrial and residential loan results. Overall average total loans and leases, including loans held-for-sale, are expected to exhibit growth rates similar to or slightly below those seen in recent quarterly periods.

•	Average earning assets are expected to increase at a low single digit percentage rate over the same quarter last year, and to be stable with third quarter levels, as loan growth continues to be offset by paydowns in the available for sale securities portfolio.

•	As a result of the balance sheet trends detailed immediately above (before the effects of the balance sheet actions), Fifth Third expects net interest income to be stable versus the same quarter last year and to increase in the low single digits compared with the third quarter of 2006. Net interest margin is expected to expand by 4-6 basis points from third quarter levels.

Credit Quality

Net charge-offs, as a percentage of average loans and leases, are expected to increase to the high 40s to low 50s basis point range. The increase from the third quarter is largely the result of two large commercial charge-offs totaling $11 million, as well as higher consumer losses. Nonperforming assets are expected to increase in the mid- to- high single digits from third quarter levels. Fifth Third does not expect a significant change in the reserve for credit losses as a percentage of total loans and leases during the fourth quarter.

Conference Call

•	Fifth Third will hold a conference call at 4:30 pm today, November 20th, to discuss the contents of this disclosure. Investors, analysts and other interested parties are invited to dial into the conference call at least 15 minutes prior to the scheduled start time at 877-309-0967 for domestic access and 706-679-3977 for international access (password: Fifth Third). A replay of the conference call will be available for approximately seven days after the date of the call by dialing 800-642-1687 for domestic access and 706-645-9291 for international access (passcode 2293006#).

Other

•	As noted in our third quarter 2006 earnings conference call, this is expected to be the last mid-quarter update furnished by Fifth Third.

Fifth Third Bancorp is a diversified financial services company headquartered in Cincinnati, Ohio. The Company has $105.8 billion in assets, operates 19 affiliates with 1,145 full-service Banking Centers, including 115 Bank Mart® locations open seven days a week inside select grocery stores and 2,124 Jeanie® ATMs in Ohio, Kentucky, Indiana, Michigan, Illinois, Florida, Tennessee, West Virginia, Pennsylvania and Missouri. Fifth Third operates five main businesses: Commercial Banking, Branch Banking, Consumer Lending, Investment Advisors and Fifth Third Processing Solutions. Fifth Third is among the largest money managers in the Midwest and, as of September 30, 2006, has $215 billion in assets under care, of which it manages $32 billion for individuals, corporations and not-for-profit organizations. Investor information and press releases can be viewed at www.53.com. Fifth Third’s common stock is traded through the NASDAQ® National Global Select Market System under the symbol “FITB.”

# # #

* * * *

This report may contain forward-looking statements about the Registrant and/or the company as combined with acquired entities within the meaning of Sections 27A of the Securities Act of 1933, as amended, and Rule 175 promulgated thereunder, and 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, that involve inherent risks and uncertainties. This report may contain certain forward-looking statements with respect to the financial condition, results of operations, plans, objectives, future performance and business of the Registrant and/or the combined company including statements preceded by, followed by or that include the words or phrases such as “believes,” “expects,” “anticipates,” “plans,” “trend,” “objective,” “continue,” “remain” or similar expressions or future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may” or similar expressions. There are a number of important factors that could cause future results to differ materially from historical performance and these forward-looking statements. Factors that might cause such a difference include, but are not limited to: (1) competitive pressures among depository institutions increase significantly; (2) changes in the interest rate environment reduce interest margins; (3) prepayment speeds, loan origination and sale volumes, charge-offs and loan loss provisions; (4) general economic conditions, either national or in the states in which the Registrant, one or more acquired entities and/or the combined company do business, are less favorable than expected; (5) political developments, wars or other hostilities may disrupt or increase volatility in securities markets or other economic conditions; (6) changes and trends in the securities markets; (7) legislative or regulatory changes or actions, or significant litigation, adversely affect the Registrant, one or more acquired entities and/or the combined company or the businesses in which the Registrant, one or more acquired entities and/or the combined company are engaged; (8) difficulties in combining the operations of acquired entities and (9) the impact of reputational risk created by the developments discussed above on such matters as business generation and retention, funding and liquidity. Additional information concerning factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements is available in the Bancorp’s Annual Report on Form 10-K for the year ended December 31, 2005, filed with the United States Securities and Exchange Commission (SEC). Copies of this filing are available at no cost on the SEC’s Web site at www.sec.gov or on the Registrant’s Web site at www.53.com. The Registrant undertakes no obligation to release revisions to these forward-looking statements or reflect events or circumstances after the date of this report.

Balance Sheet Actions/ Balance Sheet Actions/ 4Q06 4Q06 Mid-Quarter Update Mid-Quarter Update November 20, 2006 Exhibit 99.2

2
4Q06 Repositioning/Mid-Quarter Update: November 20, 2006
Topics
Balance sheet actions
Considerations
Securities sales, reduction of borrowings
Net interest income and net interest margin
Interest rate sensitivity
Capital ratios
4Q06 mid-quarter update
Summary of 8-k discussion

3
4Q06 Repositioning/Mid-Quarter Update: November 20, 2006
Considerations
Securities portfolio determined to be larger than needed for liquidity, collateral, asset/liability management needs
— Required securities portfolio a function of: liquidity and collateral requirements; composition of assets, liability and equity; structure of hedging strategy (cash positions vs. derivatives); and interest rate environment
— Determined that current interest rate risk management requirements for the securities book only slightly exceed our liquidity and collateral needs
–
Liquidity and collateral requirements – approximately $11 billion
Carrying larger than needed securities portfolio with wholesale borrowings, involving unnecessary leverage and negative spread
— Higher than necessary concentration in fixed-rate assets
Uncertainty regarding future direction of short-term rates and shape of yield curve
— Fairly significant exposure to negative effect from higher short-term rates
— Similar exposure to positive effect from lower short-term rates

4
4Q06 Repositioning/Mid-Quarter Update: November 20, 2006
Securities sales, reduction of borrowings
Selling approximately $11.5 billion of available-for-sale (AFS) securities
— Weighted average yield of approximately 4.30%; duration about 3 years
— Pre-tax loss approximately $460 million ($300 million after-tax, or $0.53/share)
Terminating $1.1 billion of repurchase and reverse repurchase agreements
— Pre-tax loss of approximately $40 million ($25 million after-tax, or $0.05/share)
Reinvesting approximately $2.8 billion in AFS securities which provide superior collateral efficiency
— Net reduction of approximately $8.7 billion in AFS securities
Repayment of approximately $8.7 billion in wholesale borrowings
— Weighted average rate paid of approximately 5.30% on borrowings repaid;
primarily fed funds purchased, repos, FHLB
Frees up approximately $650 million in capital
— Holding 3Q06 tangible equity ratio constant

5
4Q06 Repositioning/Mid-Quarter Update: November 20, 2006
Net interest income and net interest margin
Annualized benefit of approximately $110-120 million pre-tax to net interest income
— Given current market rate expectations
— Reflects benefits of net reduction in fixed-rate positions and elimination of negative carry from wholesale funding
Annualized benefit of approximately 35-40 bps to net interest margin
4Q06 benefit depends on actual timing of sales, hedging
— Expected to be relatively modest

6
4Q06 Repositioning/Mid-Quarter Update: November 20, 2006
Interest rate sensitivity
New positioning results in relatively neutral interest rate sensitivity positioning
— Appropriate given flat yield curve and uncertainty on direction of rates and yield curve
Adding interest rate derivatives in the form of swaps, caps and floors
— Expected to reduce net interest income by approximately $40 million and net interest margin by about 5 bps
— To reduce exposure to significant upwards and downwards movements in market interest rates
Net interest income sensitivity:
— Sensitivity to upward and downward shifts in the curve of 100 and 200 bps projected to be less than 0.3%*
* For 12 months policy period, see interest rate sensitivity discussion in quarterly reports filed on Form 10-Q for a detailed discussion of interest rate risk modeling.

7
4Q06 Repositioning/Mid-Quarter Update: November 20, 2006
Capital ratios
Capital ratios Adj.
3Q06 Actions* 3Q06
Tangible equity/tangible assets 7.40% 0.65% 8.05%
Leverage ratio 8.52% 0.40%
#
8.92%
Tier 1 ratio 8.60% (0.20%) 8.40%
Total capital ratio 10.56% (0.15%) 10.41%
Tangible equity/tier one-based ratios remain very strong
— Expect to take action to improve total capital ratio in coming months
Will review capital structure over next several months to ensure optimization
—
Review to include capital ratio targets, composition of capital,-share repurchases
— Current share repurchase authorization 17.8 million shares
* Estimated.
# Assumes full effect of balance sheet actions on average quarterly assets.

8
4Q06 Repositioning/Mid-Quarter Update: November 20, 2006
4Q06 mid-quarter update*
Net interest income expected to grow in low-single digit range from 3Q06
— Net interest margin expected to expand 4-6 bps
Charge-offs expected in high 40s to low 50s bps range vs. 43 bps in 3Q06
— Includes two large commercial charge-offs totaling $11 million, representing 6 bps of the increase; remaining increase primarily in consumer
— NPAs
expected to increase mid--to--high single digits
Non-interest income expected to be relatively flat versus 3Q06
— 3Q06 included $19 million of net securities gains, $11 million in gains related to out-of-footprint credit card portfolio and branch sales
Expense growth expected in low single-digit range vs. 3Q06
Effective tax rate of approximately 30%, up from 27.6% in 3Q06
Loan growth expected in low-single digit range vs. 3Q06
Core deposit growth expected to be relatively flat vs. 3Q06
* All discussion above before giving effect to balance sheet actions; please see Form 8-k filed November 20, 2006, for more detailed discussion of mid-quarter results as well as effect of balance sheet actions

9
4Q06 Repositioning/Mid-Quarter Update: November 20, 2006
Cautionary statement
This presentation may contain forward-looking statements about Fifth Third Bancorp and/or the company as combined with acquired entities within the meaning of Sections 27A of the Securities Act of 1933, as amended, and Rule 175 promulgated thereunder, and 21E of the
Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, that involve inherent risks and uncertainties. This presentation may contain certain forward-looking statements with respect to the financial condition, results of operations, plans, objectives, future performance and business of Fifth Third Bancorp and/or the combined company including statements preceded by, followed by-or that include the words or phrases such as "believes," "expects," "anticipates," "plans," "trend," "objective," "continue," "remain" or similar expressions or future or conditional verbs such as "will," "would," "should," "could," "might," "can," "may" or similar expressions. There are a number of important factors that could cause future results to differ materially from historical performance and these forward-looking statements. Factors that might cause such a difference include, but are not limited to: (1) competitive pressures among depository institutions increase significantly; (2) changes in the interest rate environment reduce interest margins; (3) prepayment speeds, loan origination and sale volumes, charge-offs and loan loss provisions; (4) general economic conditions, either national or in the states in which Fifth Third and/or combined entities do business, are less favorable than expected;-(5) political developments, wars or other hostilities may disrupt or increase volatility in securities markets or other economic conditions; (6) changes and trends in the securities markets; (7) legislative-or regulatory changes or actions, or significant litigation, adversely affect Fifth Third and/or acquired entities or the businesses in which Fifth Third and/or combined entities are engaged; (8) difficulties in combining the-operations of acquired entities and (9) the impact of reputational risk created by the developments discussed above on such matters as business generation and retention, funding and liquidity. We undertake no obligation to release revisions to these forward-looking statements or reflect events or circumstances after the date of this release. Further information on other factors which could affect the financial results of Fifth Third are included in Fifth Third's and/or the acquired entity's-filings with the
Securities and Exchange Commission. These documents are available free of charge at the Commission's website at http://www.sec.gov and/or from Fifth Third.
The financial information for affiliate operating segments in this presentation is reported on the basis used internally by the Bancorp’s management to evaluate performance and allocate resources. Allocations have been consistently applied for all periods presented.-The performance measurement of the operating segments is based on the management structure of the Bancorp and is not necessarily comparable with similar information for any other financial institution. The information presented is also not necessarily indicative of the segments’ financial condition and results of operations if they were independent entities.

EXHIBIT B

FIFTH THIRD BANCORP

CORPORATE GOVERNANCE GUIDELINES

AS ADOPTED BY THE BOARD OF DIRECTORS

ON MARCH 18, 2003

The following corporate governance principles have been approved and adopted by the Board of Directors of Fifth Third Bancorp. These principles, along with Fifth Third’s articles of incorporation, code of regulations and charters of the various committees of the Board, provide the foundation for our governance. Unless the context otherwise requires, all references to Fifth Third in these guidelines shall refer to Fifth Third Bancorp, its subsidiaries and affiliates.

1. Roles of the Board of Directors and Management

Fifth Third’s Board of Directors is elected by our shareholders and is the ultimate decision making body of Fifth Third, except with respect to those matters reserved to our shareholders. Fifth Third’s business is conducted by our employees and officers under the direction of Fifth Third’s Chief Executive Officer and subject to the oversight of the Board. Both management and the Board seek to enhance the long-term value of Fifth Third for the benefit of our shareholders. In doing so, Fifth Third recognizes that the interests of our shareholders also will be advanced by responsibly taking into account the concerns of our other constituencies, including customers, employees, the communities in which we do business, the public at large and the governmental entities which regulate our businesses.

2. Critical Functions of the Board of Directors

In addition to monitoring Fifth Third’s Chief Executive Officer and senior executives, the Board is responsible for the following matters, among other things:

•	selecting, evaluating and compensating the Chief Executive Officer;

•	advising and overseeing the Chief Executive Officer in the selection, evaluation and compensation of senior executives;

•	planning for succession to the position of Chief Executive Officer as well as certain other senior management positions;

•	considering and approving Fifth Third’s fundamental business strategies and major corporate actions; and

•	enhancing Fifth Third’s integrity and reputation by ensuring that the corporation establishes, implements and maintains policies, practices and procedures for full compliance with all applicable laws and for meeting the high ethical standards that the Board and the public expect of a leading financial institution.

3. Director Responsibilities

The core responsibility of each Director is to exercise his or her business judgment in good faith to act in what the Director reasonably believes to be in the best interests of Fifth Third and our shareholders. In discharging this responsibility, Fifth Third requires that each Director shall:

•	preserve the confidential nature of material information given or presented to the Board of Directors;

•	disclose to the other Directors any potential conflicts of interest he or she may have with respect to any matter under discussion and, if appropriate, refrain from voting on such a matter;

•	not serve as a director, officer or employee of any entity which is in competition with Fifth Third and not misappropriate any opportunity or asset belonging to Fifth Third for his or her direct or indirect benefit;

•	consistent with the Board’s belief that management speaks for Fifth Third, refer all inquiries from the press, institutional investors and others to the Chief Executive Officer or such other officers as required by Fifth Third’s disclosure policies, provided, however, that a Director may, from time to time, meet or otherwise communicate with various third parties about Fifth Third but only with the knowledge and advance approval of management or if requested by management; and

•	establish a financial stake in Fifth Third by developing a meaningful ownership position in Fifth Third over time as is appropriate for the Director’s personal financial circumstances.

4. Director Qualifications and Selection Process

Integrity, Values and Experience. Each Director should possess the highest personal and professional ethics and integrity, and be devoted to representing the interests of Fifth Third and our shareholders. A Director must be willing to devote sufficient time to carrying out his or her duties and responsibilities effectively. Fifth Third seeks to have a Board of Directors representing diverse experiences in business, government, education, technology and in various areas relevant to our businesses. Fifth Third also will consider the diversity, age, skills and other factors relevant to a Director’s overall qualifications in determining a combination of Directors that will best serve the needs of the Board and Fifth Third.

Independence. Fifth Third’s Board of Directors shall at all times be comprised of no less than a majority of Directors who meet the criteria for independence required by the Nasdaq National Market or principal stock exchange upon which our common stock is traded. The Nominating and Corporate Governance Committee of the Board of Directors is responsible for reviewing the qualifications and independence of the members of the Board and its various committees on a periodic basis as well as the composition of the Board as a whole.

Nominations. Nominations for Directors will be made by the Nominating and Corporate Governance Committee in accordance with the policies and principles in its charter. Shareholders may propose nominees for election at Fifth Third’s annual meeting of shareholders for consideration by the Nominating and Corporate Governance Committee upon submitting the names and qualifications of such persons to the Committee no later than December 31 of any year. Submissions must be made to the Committee c/o Fifth Third Bancorp, Secretary, 38 Fountain Square Plaza, Cincinnati, Ohio 45263. Upon the nomination by the Committee, the

2

Board may fill any vacancies that occur on the Board between annual shareholder meetings. In most cases, the Chairman of the Board of Directors and the Chairman of the Nominating and Corporate Governance Committee jointly should extend the invitation to selected nominees to join the Board.

Material Changes in Qualifications; Retirement. A Director who changes his or her principal occupation, position or responsibility held when elected to the Board of Directors should volunteer to resign from the Board. Although Fifth Third does not believe that it will be necessary in every instance that a Director who makes such a change should leave the Board, the Nominating and Corporate Governance Committee should be afforded the opportunity to review the appropriateness of continued Board service under the new circumstances and make a recommendation to the full Board of Directors. In addition, Fifth Third believes that a Director should not stand for reelection at the next annual meeting of shareholders at which the Director’s term expires that follows his or her 70th birthday.

Service on Other Boards of Directors. A Director should advise the Chairman of the Board and the Chairman of the Nominating and Corporate Governance Committee in advance of accepting an invitation to serve as a director of another public company. The Nominating and Corporate Governance Committee will review whether such board membership may unduly impact the ability of the Director to fulfill his or her responsibilities as a Director of Fifth Third and, if so, shall make a recommendation to the Board. Generally, a Director of Fifth Third should not serve on more than three other public company boards of directors.

Chairman of the Board. Fifth Third has no fixed policy with respect to the separation of the offices of Chairman of the Board and the Chief Executive Officer. We believe that this issue is part of the succession planning process, and that it is in the best interests of Fifth Third for the Board of Directors to make this determination from time to time when selecting a new Chief Executive Officer.

5. Size of the Board of Directors, Terms and Term Limits

The Board of Directors shall consist of twenty-six persons unless this number is changed by the shareholders or a majority of Directors. The Directors may increase the size of the Board of Directors to not more than thirty (30) persons and may decrease the size of the Board of Directors to not less than fifteen (15) persons. In no event shall the number of Directors be reduced to less than three. Each Director shall serve a term of three years commencing on the date of the annual meeting at which the Director is elected. The Board of Directors shall be classified into three classes, as equal in number as reasonably possible, with the directors on each class to be elected at the annual meeting of shareholders every third year. Fifth Third does not believe we should establish term limits for our Directors. While term limits could help ensure that there are fresh ideas and viewpoints available to the Board, they have the disadvantage of losing the contribution of Directors who have been able to develop, over a period of time, increasing insight into Fifth Third and its operations and, therefore, provide an increasing contribution to the Board as a whole.

3

6. Meetings of the Board of Directors

Number of Meetings. Fifth Third’s Board of Directors will have no less than five scheduled meetings of the full Board of Directors each year. If necessary, the Board may have one or more special meetings during the year as circumstances may require.

Attendance and Preparation. Each Director is expected to attend all Board meetings and all meetings of committees on which the Director serves. A Director should notify Fifth Third’s Secretary as soon as practical if he or she is unable to attend a meeting. Each Director is expected to spend the amount of time and effort needed, and to meet as frequently as necessary, to properly discharge their responsibilities. Information and data that are important to the Directors’ understanding of the business to be conducted at a Board or committee meeting generally should be distributed in writing to the Directors no less than two business days before the meeting. Each Director should review these materials in advance of the meeting.

Meeting Agendas. The Chairman of the Board will establish the agenda for each Board meeting. At the beginning of each year the Chairman will establish a schedule of agenda subjects to be discussed during the year to the degree this can be foreseen. The Board of Directors will review Fifth Third’s long-term strategic plans and the principal issues that we will face in the future during at least one Board meeting each year. Directors are encouraged to suggest the inclusion of additional items on the agenda. Whenever possible, we believe that it is desirable for such additional agenda items to be discussed with the Chairman of the Board or Secretary in advance of the meeting so that appropriate notice and materials relating to such item can be distributed to all Directors prior to the meeting, a Director may raise subjects for discussion at any Board meeting whether or not included within the formal agenda for that meeting.

Executive Sessions of Independent Directors. Executive sessions or meetings of those members of the Board of Directors who meet the then current standards of independence shall be held at least once each year and more frequently if the independent Directors so desire. No members of Fifth Third management shall be present at such executive sessions. The independent Directors may meet in executive session completely separate from a scheduled meeting of the full Board of Directors or during a scheduled Board meeting upon first excusing all members of Fifth Third management from that segment of the meeting. The chair person at any such executive session shall be the Chairman of the Nominating and Corporate Governance Committee, who shall serve as the lead director in performing such other jobs as the independent directors may determine.

7. Board Committees

Standing Committees. The Board will have at all times an Audit Committee, a Stock Option and Compensation Committee, a Nominating and Corporate Governance Committee and an Executive Committee. All of the members of these committees will be Directors who then meet the independence criteria then in effect and as established by the Nasdaq National Market or the principal stock exchange on which Fifth Third common stock is then traded, other than the Executive Committee which may include the Chief Executive Officer. The Board of Directors

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may create additional standing and ad hoc committees as deemed appropriate from time to time. Consideration will be given to rotating committee members periodically, but the Board does not feel that rotation should be mandated.

Committee Charters. Each Board committee will have its own charter. Each charter will set forth the purposes, goals and responsibilities of the committee as well as certain specific qualifications for committee membership and procedures for committee member appointment. Each charter will address the nature of items that, and the frequency with which, the committee will report to the full Board of Directors. Each charter will require the committee to annually evaluate its own performance.

Committee Meetings and Agendas. The chairman of each Board committee, in consultation with the committee members and Fifth Third’s Chief Executive Officer and senior executives, will determine the frequency and length of the committee meetings consistent with any requirements set forth in the committee’s charter. The chairman of each committee, in consultation with the appropriate members of the committee and senior executives, will develop the committee’s agenda for each meeting. At the beginning of the year each committee will establish a schedule of agenda subjects to be discussed during the year, to the degree these can be foreseen, The meeting schedule for each committee will be furnished to all Directors.

Engagement of Advisors. The Board and each committee have the power to hire at the expense of Fifth Third independent legal, financial or other advisors as they may deem necessary, without consulting or obtaining the approval of any officer of Fifth Third in advance. Directors are expected to use their best judgment in determining when such engagements are necessary and shall consider the qualifications and fees to be charged by such advisors when making their selection. The Board and/or the committee that engages such advisor(s) shall promptly notify Fifth Third’s Secretary of such engagement so that the Secretary can confirm the independence of such advisor(s) and make the necessary arrangements for the payment of fees to such advisor(s).

Dual Committees. When deemed appropriate or necessary, a Board committee of Fifth Third Bancorp may perform the same services within the scope of its authority for any of Fifth Third’s chartered bank subsidiaries or other subsidiaries that do not then have such a committee of its own. Committees acting in such dual capacities may meet simultaneously as committees of Fifth Third Bancorp and of the relevant subsidiary, though they should hold separate sessions if necessary to address issues that are relevant to one entity but not the other or to consider transactions or other matters where Fifth Third Bancorp and the relevant subsidiary may have different interests. In addition, any such committee should consult with internal or outside counsel if, in the opinion of the committee, any matter under consideration by the committee has the potential for any conflict between the interests of Fifth Third Bancorp and those of the subsidiary in order to ensure that appropriate procedures are established for addressing any such potential conflict and for ensuring compliance with Fifth Third’s policies regarding Sections 23A and 23B of the Federal Reserve Act.

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8. Non-Delegable Actions of the Board of Directors

Fifth Third’s Board of Directors may delegate responsibility for certain actions within the scope of the Board’s authority to the extent such delegation is permissible by applicable law. Any such matters delegated to a committee of the Board must be within the scope of authority granted to such committee in its charter. Notwithstanding any such delegation, the Board of Directors shall remain responsible for such actions and the committees and/or persons to whom such actions have been delegated shall report the status of such matters to the Board from time to time as directed by the Board. However, Fifth Third believes that the following matters may not be delegated outside the Board of Directors and must be addressed by the Board as a whole:

•	any matter which is required by applicable law to be acted upon by the Board of Directors such as amendments to Fifth Third’s articles of incorporation, issuances of shares, share repurchases and declarations of dividends;

•	any waiver of Fifth Third’s Code of Business Conduct and Ethics;

•	any acquisition or disposition involving consideration in excess of $1 billion or, regardless of size, requiring approval by Fifth Third’s shareholders;

•	any reduction in force or layoff involving more than 10% of Fifth Third’s employees;

•	any financing transaction or contract in excess of $500 million; and

•	any capital expenditure in excess of $500 million.

9. Director Access to Officers and Employees

Contacts. Directors shall have full and free access to officers and employees of Fifth Third. Any meetings or contacts that a Director wishes to initiate may be arranged through the Chief Executive Officer or Secretary. A Director will use his or her judgment to ensure that any such contact is not disruptive to the business operations of Fifth Third and will, to the extent not inappropriate, copy the Chief Executive Officer and Secretary on any written communications between a Director and an officer or employee of Fifth Third.

Participation in Meetings. In addition to the Chief Executive Officer, the Chief Financial Officer and Secretary, the Board of Directors welcomes regular attendance at each Board meeting of the appropriate senior executives of Fifth Third as shall be determined from time to time. If the Chief Executive Officer or any Director wishes to have additional Fifth Third personnel attend meetings on a regular basis, this suggestion should be brought to the Board for consideration.

10. Director Compensation

The form and amount of Director compensation will be determined by the full Board of Directors on the recommendation of the Nominating and Corporate Governance Committee in accordance with the policies and principles set forth herein, in its charter and any exchange or other applicable rules. The Nominating and Corporate Governance Committee will conduct an annual review of Director compensation. The Board of Directors and the Nominating and Corporate Governance Committee will consider that the independence of Directors may be jeopardized if Director compensation and perquisites exceed customary levels, if Fifth Third

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makes substantial charitable contributions to organizations with which a Director is affiliated, or if Fifth Third enters into consulting contracts with (or provides other indirect forms of compensation to) a Director or an organization with which the Director is affiliated.

11. Director Education

Fifth Third will establish, or identify and provide access to, appropriate orientation programs, sessions or materials for newly elected directors of Fifth Third for their benefit prior to or within a reasonable period of time after their nomination or election as a Director. The program or materials will include information to familiarize new Directors with Fifth Third’s strategic plans, its significant financial, accounting and risk management issues, its compliance programs, its Code of Business Conduct and Ethics, its principal officers and its internal independent auditors. Fifth Third encourages Directors to periodically pursue or obtain appropriate programs, sessions or materials as to the responsibilities of directors of publicly traded companies.

12. Reliance on Others; Liability Insurance

In discharging his or her obligations and responsibilities as a Director of Fifth Third, each Director is entitled to rely on the honesty and integrity of his or her fellow Directors and of Fifth Third’s senior executives, independent auditors and other outside advisors. Further, in order to promote the ability of each Director to act in accordance with the Director’s reasonable, good faith business judgment without undue concern for the substantial risk of personal liability faced by directors of public companies, Fifth Third shall purchase and maintain directors’ and officers’ liability insurance in amounts reasonably deemed appropriate from time to time. Fifth Third shall bestow on the Directors the benefits of indemnification and exculpation to the fullest extent permitted by law and by Fifth Third’s articles of incorporation, code of regulations and any indemnification agreements.

13. Annual Performance Evaluation

The Board of Directors will conduct an annual self-evaluation to determine whether it and its committees are functioning effectively. The Nominating and Corporate Governance Committee will receive comments from all Directors and report annually to the Board with an assessment of the Board’s performance. This will be discussed with the full Board following the end of each fiscal year. The assessment will focus on the Board’s contribution to Fifth Third and specifically focus on areas in which the Board or management believes that the Board could improve.

14. Amendment, Waiver and Modification

These Guidelines may be amended, modified or waived by the Board of Directors, subject to the disclosure and other provisions of laws, rules and regulations applicable to Fifth Third.

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